Exhibit 99.2

Notice of Annual General Meeting

To be held in Montreal, Quebec, Canada

on Wednesday, January 30, 2013

at 11:00 a.m.

at the

Omni Mont-Royal Hotel

Salon Les Saisons

1050 Sherbrooke Street West

Montreal, Quebec

Canada

Record Date: Monday, December 10, 2012

Proxy cut-off date and time:

11:00 a.m. Montreal Time on Tuesday, January 29, 2013

Letter to Shareholders

&

MANAGEMENT PROXY CIRCULAR

Dated December 10, 2012

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

By choosing to send these materials to you directly, the issuer (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

TABLE OF CONTENTS

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS	iii

Record Date to Determine Shareholders Eligible to Vote and Attend the Meeting	iii

LETTER TO SHAREHOLDERS	iv

Annual General Meeting and Proxy Voting	v

MANAGEMENT PROXY CIRCULAR	1

PROXIES	1

Solicitation of Proxies	1

Appointment and Revocation of Proxies	1

Record Date	1

Voting by Registered Shareholders	2

Voting by Non-Registered Shareholders	2

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES	2

Class A Subordinate Voting Shares and Class B Shares	2

First Preferred Shares	5

Second Preferred Shares	5

Principal Holders of Class A Subordinate Voting Shares and Class B Shares	5

BUSINESS TO BE TRANSACTED AT THE MEETING	6

NOMINEES FOR ELECTION AS DIRECTORS	8

COMMITTEE REPORTS	16

REPORT OF THE HUMAN RESOURCES COMMITTEE	16

Executive Compensation Discussion and Analysis	16

Executive Compensation Policy	16

The Human Resources Committee of the Board of Directors	16

Executive Compensation Related Fees	18

Compensation Policy and Process for the 2012 Fiscal Year	18

Composition of Reference Groups	18

Executive Compensation Components	19

Compensation Awarded to the Named Executive Officers in Fiscal 2012	27

Performance Graph	27

Compensation of Named Executive Officers	29

Net Total Compensation Table	29

Summary Compensation Table	30

Key Features of CGI’s Long Term Incentive Plans	31

Share Option Plan	31

Equity Compensation Plan Information as of September 30, 2012	33

Performance Share Unit Plan	34

COMPENSATION OF DIRECTORS	35

Board of Directors and Standing Committee Fees	35

Directors’ Compensation Table	36

Stock Options and Deferred Stock Units Granted to Directors	36

Stock options Held by Directors	37

INDEBTEDNESS OF DIRECTORS AND NAMED EXECUTIVE OFFICERS	38

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE	39

Corporate Governance Practices	39

CGI’s Shareholders	39

Mandate, Structure and Composition of the CGI Board of Directors	39

Role and Responsibilities of the Executive Chairman and of the CEO	40

Role and Responsibilities of the Lead Director and Standing Committee Chairs	41

Criteria for Tenure on the CGI Board of Directors	42

Nomination Process for the Board of Directors	47

Board of Directors Participation in Strategic Planning	48

Guidelines on Disclosure of Information	48

Directors’ Compensation	49

Codes of Ethics and Business Conduct	49

Relationship with Shareholders and Decisions Requiring their Consent	50

REPORT OF THE AUDIT AND RISK MANAGEMENT COMMITTEE	51

External Auditors’ Independence	51

Auditor Independence Policy	52

Fees Billed by the External Auditors	53

Related Party Transactions	53

OTHER BUSINESS TO BE TRANSACTED AT THE ANNUAL GENERAL MEETING	54

ADDITIONAL INFORMATION	54

APPROVAL BY THE DIRECTORS	54

APPENDIX A	55

Stock Options and Share-Based Awards Held by Named Executive Officers	55

APPENDIX B	58

Stock Options and Share-Based Awards Held by Outside Directors	58

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Montreal, Quebec, December 10, 2012

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of CGI GROUP INC. (“CGI” or the “Company”) will be held at the Omni Mont-Royal Hotel in the Salon Les Saisons, 1050 Sherbrooke Street West, in Montreal, Quebec, Canada, on Wednesday, January 30, 2013, at 11:00 a.m. (Montreal time) for the following purposes:

1)

to receive the report of the directors, together with the consolidated balance sheet and statements of earnings, comprehensive income, retained earnings and cash flows, and the auditors’ report for the fiscal year ended September 30, 2012;

2)	to elect directors;

3)	to appoint auditors and authorize the Audit and Risk Management Committee to fix their remuneration; and

4)	to transact such other business as may properly come before the Meeting or any adjournment thereof.

The Meeting will be broadcast live on the Company’s web site at www.cgi.com. The webcast will also be archived afterwards.

The Management Proxy Circular and form of proxy for the Meeting are enclosed with this Notice.

Proxies submitted by mail, phone or internet must be received by Computershare Investor Services Inc. by 11:00 a.m., Montreal time, on Tuesday, January 29, 2013. Alternatively, shareholders who miss the phone and internet proxy return deadline may still submit a paper proxy which must be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof.

By order of the Board of Directors,

André Imbeau

Founder, Vice-Chairman of the Board

and Corporate Secretary

We wish to have as many shares as possible represented and voted at the Meeting, and for this reason, if you are unable to attend the Meeting in person, we would kindly ask you to (i) complete and return the accompanying form of proxy or voting instruction form in the postage prepaid envelope provided for that purpose, (ii) vote by phone, or (iii) vote using the internet. Instructions on how to vote by phone or by using the internet are provided in the Management Proxy Circular that is enclosed with this Notice.

Record Date to Determine Shareholders Eligible to Vote and Attend the Meeting

Only persons shown on the register of shareholders at the close of business on Monday, December 10, 2012, or their proxy holders, will be entitled to attend the Meeting and vote. The register of shareholders is kept by CGI’s transfer agent, Computershare Investor Services Inc.

LETTER TO SHAREHOLDERS

Dear fellow shareholders,

Last August, we completed the acquisition of Logica plc and welcomed 41,000 new employees (whom we call members) to CGI.

As our member base has now grown to 72,000, one of our key integration priorities is to ensure that the best practices and management tools that we have developed over the years are consistently applied throughout the Company. Our focus on measuring how we are able to create long-term value for our clients, our members and our shareholders, translates into consistent performance, even in the challenging economic times we have witnessed in recent years. We take great pride in having built CGI from the ground up on a solid foundation that stresses the importance of good governance.

Part of that foundation is our unique delivery model that allows us to deliver high quality services to our clients in an effective manner. Our value proposition to our clients is compelling.

Our members have traditionally made up the largest shareholder group in the Company and we are committed to offering our new Logica colleagues the possibility of becoming CGI shareholders. Ownership in the Company is a key part of our success. As owners, all of us at CGI strive for exceptional operational excellence that is the hallmark of our services.

In turn, all our shareholders reap the benefit of owning a customer-focused company whose interests are closely aligned with those of its members.

We regularly measure our three stakeholders’ satisfaction levels so that we can continually meet or exceed their expectations, and we strive to maintain a balance among their interests. To ensure that this equilibrium is consistently attained, CGI developed management frameworks aimed at each of our stakeholders.

Our Management Foundation, which includes our client, shareholder and member management frameworks, ensures both quality and consistency of execution in all our operations, and this has allowed us to achieve ISO 9001 certification for all our operations. Our well defined processes and performance metrics are the tools we use in our frameworks to achieve our goals. One of our objectives is therefore to extend ISO 9001 certification to all Logica operations by rigorously applying our Management Foundation.

We rely on a set of performance indicators comprised of measures related to each of our stakeholders. These performance metrics are applied throughout the Company. Global, local and comparative results are made visible and monitored at all management levels. They are also regularly discussed with members at the business unit level. As our Board members are carefully selected for their operational and financial literacy as well as for their knowledge and experience in managing large operations, they are in a position to analyze these indicators and provide expert advice on how to continuously improve our performance.

The same sharp focus on performance determines the compensation of our management team at all levels. Our performance-based approach links their compensation to the achievement of business objectives. Awards made under the Profit Participation Plan, which is our short term incentive program, are contingent upon the achievement of growth and profitability targets at the business unit and at the enterprise level. Grants under the Share Option and Performance Share Unit Plans, which constitute our long-term incentive programs, are made at the beginning of the year and then only vest over time if the same performance targets are met. Stock options and performance share units that do not vest based on the degree of achievement of the performance targets are forfeited.

CGI’s foundation is rock solid because we have a robust and stable platform for continued accelerated growth. The scope of our operations, the enduring quality of our governance structures, and our well-defined business processes have been designed for exceptional financial strength and sustainable long term growth.

We encourage you to read our 2012 Annual Report and Management Proxy Circular in order to become better acquainted with CGI. We are confident that, as you come to know us, you will appreciate the strength of our commitment to our three stakeholders.

Annual General Meeting and Proxy Voting

On behalf of CGI’s Board of Directors, management and members, we invite you to attend the Annual General Meeting of Shareholders that will be held at the Omni Mont-Royal Hotel, Salon Les Saisons, 1050 Sherbrooke Street West, Montreal, Quebec, Canada, on Wednesday, January 30, 2013, at 11:00 a.m. (Montreal time).

The items of business are described in the accompanying Notice of Annual General Meeting and Management Proxy Circular.

At the meeting, you will have the opportunity to hear CGI’s senior leadership discuss the highlights of our performance in 2012. You will also hear about our plans for the future and will have the opportunity to ask any questions you may have about your Company.

We encourage you to exercise the power of your proxy by voting your shares by mail, by phone or by using the internet as outlined in the enclosed Circular, or by presenting your signed proxy in person before the start of the meeting.

Yours sincerely,

Serge Godin	Thomas P. d’Aquino
Founder and Executive	Lead Director
Chairman of the Board

v

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular is provided in relation to the solicitation of proxies by the management of CGI GROUP INC. (the “Company” or “CGI”) for use at the Annual General Meeting of Shareholders (the “Meeting”) of the Company which will be held on Wednesday, January 30, 2013, and at any adjournment thereof. Unless otherwise indicated, the information provided in this Management Proxy Circular that relates to financial information is provided as of September 30, 2012, all other information is provided as of December 10, 2012, and all currency amounts are shown in Canadian dollars.

PROXIES

Solicitation of Proxies

The solicitation of proxies will be made primarily by mail for registered and beneficial shareholders and by e-mail and e-delivery for participants in the Company’s Share Purchase Plan. Proxies may also be solicited personally by e-mail or by telephone by members of the Company at minimal cost. The Company does not expect to pay any compensation for the solicitation of proxies, but will pay brokers and other persons holding shares for other reasonable expenses for sending proxy materials to beneficial owners in order to obtain voting instructions. The Company has not retained the services of any third party to solicit proxies. Should it decide to do so, the fees payable to the proxy solicitor are not expected to exceed $50,000. The Company will bear all expenses in connection with the solicitation of proxies.

The persons whose appointment to act under the accompanying form of proxy solicited by the management of the Company are all directors of the Company.

In order to be voted at the Meeting, a proxy must be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof.

The persons whose names are printed on the enclosed form of proxy will vote all the shares in respect of which they are appointed to act in accordance with the instructions given on the form of proxy. In the absence of a specified choice in relation to any matter to be voted on at the Meeting, or if more than one choice is indicated, the shares represented by the enclosed form of proxy will be voted FOR the matter in question.

Every proxy given to any person in the form of proxy that accompanies this Management Proxy Circular will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

Appointment and Revocation of Proxies

Every shareholder has the right to appoint a person to act on his or her behalf at the Meeting other than the persons whose names are printed in the form of proxy that accompanies this Management Proxy Circular. To exercise this right, the shareholder should insert the nominee’s name in the space provided for that purpose in the accompanying form of proxy or prepare another proxy in proper form appointing the nominee. The paper form of proxy or internet voting are the only voting options for shareholders who wish to appoint a person as proxy other than the nominees named on the form of proxy.

A proxy may be revoked at any time by the person giving it to the extent that it has not yet been exercised. A proxy may be revoked by filing a written notice with the Corporate Secretary of the Company. The powers of the proxy holders may also be revoked if the shareholder attends the Meeting in person and so requests.

Record Date

Only persons shown on the register of shareholders at the close of business on Monday, December 10, 2012, or their proxy holders, will be entitled to attend the Meeting and vote. The register of holders of Class A subordinate voting shares is kept by CGI’s transfer agent, Computershare Investor Services Inc.

Voting by Registered Shareholders

Registered shareholders, rather than returning the form of proxy by mail or hand delivery, may vote by phone or by using the internet. Proxies submitted by mail, phone or internet must be received by Computershare Investor Services Inc. by 11:00 a.m., Montreal time, on Tuesday, January 29, 2013. Alternatively, shareholders who miss the phone and internet proxy return deadline may still submit a paper proxy which must be received by the Corporate Secretary of the Company prior to the Meeting or any adjournment thereof.

Telephone Voting

If a shareholder wishes to vote by phone, a touch-tone phone must be used to transmit voting preferences to a toll free number. Shareholders must follow the instructions of the voice-response system and refer to the form of proxy they received in the mail which provides the toll free number, the holder account number and the proxy control number which are located on the front side of the proxy form.

Internet Voting

If a shareholder elects to vote using the internet, the shareholder must access the following web site: www.investorvote.com. Shareholders must follow the instructions that appear on the screen and refer to the form of proxy they received in the mail which provides the holder account number and the proxy control number which are located on the front side of the proxy form.

Voting by Non-Registered Shareholders

Non-registered shareholders or “beneficial shareholders” are holders whose shares are held on their behalf through a “nominee” such as a bank, a trust company, a securities broker or other financial institution. Most of CGI’s shareholders hold their shares in this way. Non-registered or beneficial shareholders must seek instructions from their nominees as to how to complete their form of proxy or voting instruction form if they wish to vote their shares themselves. Non-registered or beneficial shareholders who received this Management Proxy Circular in a mailing from their nominee must adhere to the voting instructions provided to them by their nominee.

Since CGI’s registrar and transfer agent, Computershare Investor Services Inc., may not have a complete record of the names of the Company’s non-registered shareholders, the transfer agent may not have knowledge of a non-registered shareholder’s right to vote, unless the nominee has appointed the non-registered shareholder as proxyholder. Non-registered shareholders who wish to vote in person at the Meeting must insert their own name in the space provided on the form of proxy or voting instruction form, and adhere to the signing and return instructions provided by their nominee. By doing so, non-registered shareholders are instructing their nominee to appoint them as proxyholder.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

The Company’s authorized share capital consists of an unlimited number of First Preferred Shares (“First Preferred Shares”), issuable in series, an unlimited number of Second Preferred Shares (“Second Preferred Shares”), issuable in series, an unlimited number of Class A subordinate voting shares (“Class A subordinate voting shares”) and an unlimited number of Class B shares (multiple voting) (“Class B shares”), all without par value, of which, as of December 10, 2012, 274,100,984 Class A subordinate voting shares and 33,608,159 Class B shares were issued and outstanding.

The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles of incorporation.

Class A Subordinate Voting Shares and Class B Shares

Voting Rights

The holders of Class A subordinate voting shares are entitled to one vote per share and the holders of Class B shares are entitled to ten votes per share. As of December 10, 2012, 44.9% and 55.1% of the aggregate voting rights are attached to the outstanding Class A subordinate voting shares and Class B shares, respectively.

Subdivision or Consolidation

The Class A subordinate voting shares or Class B shares may not be subdivided or consolidated unless simultaneously the Class B shares or the Class A subordinate voting shares, as the case may be, are subdivided or consolidated in the same manner and in such an event, the rights, privileges, restrictions and conditions then attaching to the Class A subordinate voting shares and Class B shares shall also attach to the Class A subordinate voting shares and Class B shares as subdivided or consolidated.

Rights upon Liquidation

Upon liquidation or dissolution of the Company or any other distribution of its assets among its shareholders for the purposes of winding up its affairs, all the assets of the Company available for payment or distribution to the holders of Class A subordinate voting shares and holders of Class B shares will be paid or distributed equally, share for share.

Conversion Rights of Class A Subordinate Voting Shares in Specific Circumstances

Subject to what is hereinafter set out, if a take-over bid or exchange bid or an issuer bid, other than an exempt bid (as defined in the articles of incorporation of the Company), for the Class B shares is made to the holders of Class B shares without being made simultaneously and on the same terms and conditions to the holders of Class A subordinate voting shares, each Class A subordinate voting share shall become convertible into one Class B share, at the holder’s option, in order to entitle the holder to accept the offer from the date it is made. However, this right of conversion shall be deemed not to come into effect if the offer is not completed by its offeror or if the senior executives and full-time employees of the Company or its subsidiaries and any corporate entity under the control of one or more of such senior executives, as owners, as a group, of more than 50% of the outstanding Class B shares, do not accept the offer.

The articles of incorporation of the Company contain a complete description of the types of bids giving rise to the rights of conversion, provide certain procedures to be followed to perform the conversion and stipulate that upon such a bid, the Company or the transfer agent will communicate in writing to the holders of Class A subordinate voting shares full details as to the bid and the manner of exercising the right of conversion.

Conversion of Class B Shares

Each Class B share may, from time to time, at the holder’s option, be converted into one Class A subordinate voting share.

Issue of Class B Shares

The Company’s articles of incorporation provide for pre-emptive rights in favour of holders of Class B shares. Therefore, the Company may not issue Class A subordinate voting shares or securities convertible into Class A subordinate voting shares without offering, in the manner determined by the Board of Directors, to each holder of Class B shares, pro rata to the number of Class B shares it holds, the right to subscribe concurrently with the issue of Class A subordinate voting shares or of securities convertible into Class A subordinate voting shares, as the case may be, an aggregate number of Class B shares or securities convertible into Class B shares, as the case may be, sufficient to fully maintain its proportion of voting rights associated with the Class B shares. The consideration to be paid for the issuance of each Class B share or security convertible into Class B shares, as the case may be, shall be equal to the issue price of each Class A subordinate voting share or security convertible into Class A subordinate voting shares then issued.

The pre-emptive rights do not apply in the case of the issuance of Class A subordinate voting shares or securities convertible into Class A subordinate voting shares:

•	in payment of stock dividends;

•	pursuant to the stock option plans or share purchase plans of the Company;

•	further to the conversion of Class B shares into Class A subordinate voting shares pursuant to the articles of incorporation of the Company; or

•	further to the exercise of the conversion, exchange or acquisition rights attached to securities convertible into Class A subordinate voting shares.

Any holder of Class B shares may assign its pre-emptive rights to other holders of Class B shares.

Dividends

The Class A subordinate voting shares and Class B shares participate equally, share for share, in any dividend which may be declared, paid or set aside for payment thereon. In fiscal 2012, considering, among other matters, the needs for reinvestment in the Company’s operations, the scope of investment projects, the repayment of the Company’s debt, and the repurchase of outstanding Class A subordinate voting shares under the Company’s Normal Course Issuer Bid, the Board of Directors determined that the Company, in keeping with its long-standing practice, would not pay a dividend. The Board of Directors re-evaluates its dividend policy annually.

Amendments

The rights, privileges, conditions and restrictions attaching to the Class A subordinate voting shares or Class B shares may respectively be amended if the amendment is authorized by at least two-thirds of the votes cast at a meeting of holders of Class A subordinate voting shares and Class B shares duly convened for that purpose. However, if the holders of Class A subordinate voting shares as a class or the holders of Class B shares as a class were to be affected in a manner different from that of the other classes of shares, such amendment shall, in addition, be authorized by at least two-thirds of the votes cast at a meeting of holders of shares of the class of shares so affected in a different manner.

Rank

Except as otherwise provided hereinabove, each Class A subordinate voting share and each Class B share carry the same rights, rank equally in all respects and are to be treated by the Company as if they constituted shares of a single class.

Normal Course Issuer Bid and Share Repurchase

On February 1, 2012, the Board of Directors authorized the renewal of a Normal Course Issuer Bid (the “Issuer Bid”) and the purchase of up to 10% of the public float of the Company’s Class A subordinate voting shares as at January 30, 2012. The Issuer Bid enables the Company to purchase on the open market through the facilities of the Toronto Stock Exchange and certain alternative markets up to 22,064,163 Class A subordinate voting shares for cancellation. As at January 30, 2012, there were 225,247,607 Class A subordinate shares of the Company outstanding of which approximately 97.96% were widely held. The Company was authorized to purchase Class A subordinate voting shares under the Issuer Bid commencing on February 9, 2012 and may continue to do so until February 8, 2013, or until such earlier date when the Company completes its purchases or elects to terminate the Issuer Bid. As of December 10, 2012, the Company had purchased 1,045,700 Class A subordinate voting shares under the Issuer Bid for an average market price plus commission of $20.67, representing an aggregate consideration of $21.6 million. A copy of the Company’s Notice of Intention to make a Normal Course Issuer Bid may be obtained free of charge from CGI’s Investor Relations department. See the heading Additional Information at the end of this document.

First Preferred Shares

The First Preferred Shares may be issued from time to time in one or more series and the Board of Directors of the Company has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The First Preferred Shares of each series rank equal to the First Preferred Shares of all other series and rank prior to the Second Preferred Shares, the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The holders of First Preferred Shares are entitled to receive notice of and attend any shareholders’ meetings and are entitled to one vote per share. As of December 10, 2012, no First Preferred Shares were outstanding.

Second Preferred Shares

The Second Preferred Shares may be issued from time to time in one or more series and the Board of Directors has the right to determine, by resolution, the designation, rights, privileges, restrictions and conditions attaching to each series. The Second Preferred Shares of each series rank equal to all other Second Preferred Shares of all other series and rank prior to the Class A subordinate voting shares and Class B shares with respect to payment of dividends and repayment of capital. The Second Preferred Shares are non-voting. As of December 10, 2012, no Second Preferred Shares were outstanding.

Principal Holders of Class A Subordinate Voting Shares and Class B Shares

As of December 10, 2012, to the knowledge of the directors and executive officers of the Company, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of CGI’s outstanding Class A subordinate voting shares or Class B shares were Serge Godin, André Imbeau, and the Caisse de dépôt et de placement du Québec. Their holdings are set out in the tables that follow.

Name	Shares – Class “A”			Shares – Class “B”			Shares – Class “A” and “B”
	Number		%	Number		%	Total % of Equity	Total Number of Votes	Total % of Vote
Serge Godin	871,644	(a)	0.32%				0.28%	871,644	0.14%

				23,007,351	(b)	68.46%	7.48%	230,073,510	37.71%

				5,209,156	(c)	15.50%	1.69%	52,091,560	8.54%

				360,582	(d)	1.07%	0.12%	3,605,820	0.59%

Total	871,644		0.32%	28,577,089		85.03%	9.57%	286,642,534	46.98%

(a)	These shares are owned directly or indirectly by Mr. Godin.
(b)	These shares are owned by Distinction Capital Inc., a company controlled by Mr. Godin.
(c)	These shares are owned by 3727912 Canada Inc., a company controlled by Mr. Godin.
(d)	These shares are owned by 9164-7586 Québec Inc., a company controlled by Mr. Godin.

Name	Shares – Class “A”			Shares – Class “B”			Shares – Class “A” and “B”
	Number		%	Number		%	Total % of Equity	Total Number of Votes	Total % of Vote
André Imbeau	266,467	(e)	0.10%				0.09%	266,467	0.04%

				3,477,071	(f)	10.35%	1.13%	34,770,710	5.7%

				798,588	(g)	2.38%	0.26%	7,985,880	1.31%

Total	266,467		0.10%	4,275,659		12.73%	1.48%	43,023,057	7.05%

(e)	These shares are owned directly or indirectly by Mr. Imbeau.
(f)	These shares are owned by 9088-0832 Québec Inc., a company controlled by Mr. Imbeau.
(g)	These shares are owned by 9102-7003 Québec Inc., a company controlled by Mr. Imbeau.

CGI’s Investor Relations department regularly surveys the Company’s largest institutional shareholders.

The following table sets out, as at December 10, 2012, the top ten institutional holders of CGI’s Class A subordinate voting shares, based on the shareholder identification data available to the Company.

Name	Shares – Class “A”		Shares – Class “B”		Shares – Class “A” and “B”
	Number	%	Number	%	Total % of Equity	Total Number of Votes	Total % of Vote
Caisse de dépôt et placement du Québec	68,136,698	24.86%	—	—	22.14%	68,136,698	11.17%

FMR, Inc. (Fidelity Investments)	25,692,485	9.37%	—	—	8.35%	25,692,485	4.21%

CGIC, Ltd.	14,125,000	5.15%	—	—	4.59%	14,125,000	2.31%

Greystone Managed Investments	8,600,000	3.14%	—	—	2.79%	8,600,000	1.41%

Mackenzie Financial Corporation	6,440,000	2.35%	—	—	2.09%	6,440,000	1.06%

BMO Capital Markets	6,049,100	2.21%	—	—	1.97%	6,049,100	0.99%

Invesco Advisers	5,900,000	2.15%	—	—	1.92%	5,900,000	0.97%

BlackRock Asset Management Canada	5,525,000	2.02%	—	—	1.80%	5,525,000	0.91%

TD Asset Management	5,179,949	1.89%	—	—	1.68%	5,179,949	0.85%

AGF Investments, Inc.	4,561,744	1.66%	—	—	1.48%	4,561,744	0.75%

As of December 10, 2012, the directors and officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 4,489,518 Class A subordinate voting shares and 33,608,159 Class B shares representing respectively 1.64% of the issued and outstanding Class A subordinate voting shares and 100% of the issued and outstanding Class B shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

The following items of business will be presented to the shareholders at the Meeting:

1.	Presentation of the Annual Consolidated Financial Statements

The consolidated annual financial statements for the fiscal year ended September 30, 2012 and the report of the auditors will be placed before the Meeting. The annual consolidated financial statements are included in CGI’s fiscal 2012 Annual Report that was mailed with the Notice of Meeting and this Management Proxy Circular to shareholders who requested the Annual Report. Additional copies of the fiscal 2012 Annual Report may be obtained from CGI upon request and will be available at the Meeting.

2.	Election of Directors

Fourteen directors are to be elected to hold office until the close of the next Annual General Meeting of Shareholders or until their successor is elected or appointed. Each of the persons presented in this Management Proxy Circular is proposed to be nominated as a director of the Company and each nominee has agreed to serve as a director if elected.

The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the fourteen persons nominated in this Management Proxy Circular unless shareholders direct otherwise.

3.	Appointment of Auditors

The Board of Directors recommends that Ernst & Young LLP, Chartered Accountants, be appointed as the auditors of the Company to hold office until the next Annual General Meeting of Shareholders or until their successors are appointed. Ernst & Young LLP were first appointed as the Company’s auditors at the Annual General Meeting of shareholders held on January 27, 2010.

The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of Ernst & Young LLP as auditors and to vote to authorize the Audit and Risk Management Committee to fix the remuneration of the auditors unless shareholders direct otherwise.

NOMINEES FOR ELECTION AS DIRECTORS

The persons whose names are printed in the enclosed form of proxy intend to vote for the election as directors of the proposed nominees whose names are set forth in the following table. Each director elected will hold office until the next Annual General Meeting of Shareholders or until that director’s successor is duly elected or appointed, unless the office is earlier vacated.

The information below lists the name of each candidate proposed by the Board of Directors on the recommendation of the Corporate Governance Committee for election as a director; whether the director has been determined by the Board of Directors to be independent of, or related to, the Company; whether the candidate complies with the Company’s share ownership guidelines; the candidate’s age; the principal occupation; the municipality, province or state, and country of residence; the year when the person first became a director; their standing committee memberships; the number of shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised, the number of Deferred Stock Units (“DSUs”) of the Company (see the heading Stock Options and Deferred Stock Units Granted to Directors later in this document), the number of stock options of the Company held, and the number of Performance Share Units (“PSUs”) of the Company held (see the heading Performance Share Unit Plan later in this document); as well as the other companies on whose board of directors the candidate serves.

By filling in the accompanying form of proxy, shareholders may vote for all directors or choose to withhold their vote from some or all of the directors proposed for election.

Information relating to shares, DSUs, stock options, and PSUs beneficially owned, or over which control or direction is exercised has been provided by each of the candidates as of December 10, 2012.

Claude Boivin

Independent director, complies with share ownership guidelines

Age 78

St-Lambert, Quebec, Canada

Director since 1993

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 104,596 (*)

Deferred Stock Units: 10,265 (+)

Stock options: 23,882 (‡)

Mr. Boivin held a number of senior positions at Hydro-Québec and was its President and Chief Operating Officer when he retired in 1992. Mr. Boivin is also a director of Héroux Devtek Inc. and GLV Inc.

Bernard Bourigeaud

Independent director, complies with the share ownership guidelines

Age 68

Waterloo, Belgium

Director since 2008

Member of the Human Resources Committee

Class A subordinate voting shares: 10,000 (*)

Stock options: 11,522 (‡)

Mr. Bourigeaud, a chartered accountant, is Chairman of BJB Consulting, a CEO to CEO consultancy business. Until September 2007, Mr. Bourigeaud was Chairman of Atos Origin S.A., a leading global IT services company which he founded through a chain of successful mergers which began in 1991. Prior to that, he spent 11 years at Deloitte, Haskins and Sells where he was the head of the management consulting group. Mr. Bourigeaud holds positions on various boards including the board of advisors of Jefferies International Limited, and Amadeus IT Holding, S.A. In December 2011, Mr. Bourigeaud was appointed non-executive Chairman of Oberthur Technologies Holding and non-executive Vice-Chairman of Oberthur Technologies SA. He is also an international operating partner of Advent International and President of CEPS (Centre d’Etude et Prospective Stratégique). Mr. Bourigeaud is an Affiliate Professor at HEC School of Management in Paris and a member of HEC’s International Advisory Board. In 2004, he was appointed Chevalier de la Légion d’Honneur.

Jean Brassard

Independent director, complies with share ownership guidelines

Age 68

Brossard, Quebec, Canada

Director since 1978

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 166,093 (*)

Class B shares: 755,411 (*)

Deferred Stock Units: 7,317 (+)

Stock options: 38,324 (‡)

Mr. Brassard has had an extensive career as an IT professional practitioner and senior manager. He joined the Company in 1978 as a Vice-President and led the development and implementation of major IT projects in all economic sectors served by CGI. He became President and Chief Operating Officer in January 1999, and contributed significantly to CGI’s international profitable growth until he retired in 2000.

Robert Chevrier

Independent director, complies with share ownership guidelines

Age 69

Verdun (Nuns’ Island), Quebec, Canada

Director since 2003

Chair of the Human Resources Committee

Class A subordinate voting shares: 10,000 (*)

Deferred Stock Units: 28,392 (+)

Stock options: 73,532 (‡)

Mr. Chevrier is President of Roche Management Co. Inc., a holding and investment company. A chartered accountant, he was previously Chairman and Chief Executive Officer of Rexel Canada Inc. (formerly Westburne Inc.). Mr. Chevrier is Chair of the Board of Directors of Uni-Select Inc. and Richelieu Hardware Ltd., and is also a director of Cascades Inc.

Dominic D’Alessandro

Independent director, complies with share ownership guidelines

Age 65

Toronto, Ontario, Canada

Director since 2010

Member of the Human Resources Committee

Class A subordinate voting shares: 10,000 (*)

Deferred Stock Units: 9,608 (+)

Stock options: 29,906 (‡)

Mr. D’Alessandro was President and Chief Executive Officer of Manulife Financial Corporation from 1994 until 2009. During his tenure, Manulife undertook a dramatic expansion of its operations and emerged as one of the world’s leading life insurers. In recognition of his achievements, Mr. D’Alessandro was named by his peers Canada’s Outstanding CEO for 2002 and was named Canada’s Most Respected CEO for 2004. He is an Officer of the Order of Canada. In 2006, Mr. D’Alessandro was named to the Advisory Committee on the Public Service of Canada. Mr. D’Alessandro is also a director of the Canadian Imperial Bank of Commerce and of Suncor Energy Inc.

Thomas P. d’Aquino

Independent director, complies with the share ownership guidelines

Age 72

Ottawa, Ontario, Canada

Director since 2006

Member of the Corporate Governance Committee and Lead Director

Deferred Stock Units: 28,515 (+)

Stock options: 75,446 (‡)

Mr. d’Aquino is Chief Executive of Intercounsel Ltd. He is Distinguished Life Time Member of the Canadian Council of Chief Executives, an organization that he led as CEO from 1981 through 2009. He has served as Special Assistant to the Prime Minister of Canada, as Senior Counsel to one of Canada’s largest law firms, and currently is a Distinguished Visiting Professor, Global Business and Public Policy Strategies at Carleton University’s Norman Paterson School of International Affairs and Honorary Professor at the Richard Ivey School of Business. Mr. d’Aquino also serves as Canada Chair of the B20/G20 Committee, and as Canada Co-Chair of the North American Forum and the Australia-Canada Economic Leadership Forum. He also serves as Chair of the National Gallery Foundation of Canada. Mr. d’Aquino is also a director of Manulife Financial Corporation and Coril Holdings Ltd.

Paule Doré

Independent director, complies with share ownership guidelines

Age 61

Outremont, Quebec, Canada

Director since 1995

Member of the Corporate Governance Committee

Class A subordinate voting shares: 99,774 (*)

Deferred Stock Units: 2,375 (+)

Stock options: 15,440 (‡)

Mrs. Doré joined CGI in 1990 as Vice-President Communications and Human Resources, and was Executive Vice-President and Chief Corporate Officer and Secretary until September of 2006 when she assumed the role of Advisor to the Founder and Executive Chairman, a position she held until her retirement in August of 2009. The Board of Directors determined that Mrs. Doré is an independent director and satisfies the independence rules of Canadian securities regulatory authorities and those that are applicable in the United States, including the independence rules of the New York Stock Exchange. Mrs. Doré was appointed as a member of the Corporate Governance Committee on September 25, 2012. Mrs. Doré is also a director of Cogeco Inc. and Héroux Devtek Inc.

Richard B. Evans

Independent director, complies with share ownership guidelines

Age 65

San Francisco, California, USA

Director since 2009

Member of the Audit and Risk Management Committee

Class A subordinate voting shares: 10,000 (*)

Deferred Stock Units: 10,716 (+)

Stock options: 34,622 (‡)

Prior to his retirement in April 2009, Mr. Evans was Executive Director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd. While with Rio Tinto, he was Chief Executive of Rio Tinto Alcan. Prior to that he was President and Chief Executive Officer of Alcan Inc. until its acquisition by Rio Tinto in October of 2007. He is now Chairman of the Board of Resolute Forest Products, Lead Independent Director of Constellium Inc., and is also a director of Noranda Aluminum Holding Corp.

Serge Godin

Director related to CGI, complies with share ownership guidelines

Age 63

Westmount, Quebec, Canada

Director since 1976

Class A subordinate voting shares: 871,644 (*)

Class B shares: 28,577,089 (*)

Stock options: 2,637,235 (‡)

Performance Share Units: 285,398 (§)

The Board of Directors has determined that Mr. Godin is a related director because, as Founder and Executive Chairman of the Board, he is a member of CGI’s Executive Committee and is a key member of the Company’s senior leadership team. Mr. Godin also owns a majority interest in the Company’s Class B shares (see the heading Principal Holders of Class A Subordinate Voting Shares and Class B Shares earlier in this document). Mr. Godin co-founded CGI in 1976 and became its first President. Since CGI’s inception, Mr. Godin has successfully grown the Company to become Canada’s largest independent IT services company and one of the largest independent information technology and business process services firms in the world. He is a member of the Order of Canada and of the Ordre National du Québec, a Laureate of the Canadian Business Hall of Fame, and in 2011 he received the Conference Board of Canada’s Honorary Associate Award, the Conference Board’s highest award.

André Imbeau

Director related to CGI, complies with share ownership guidelines

Age 63

Beloeil, Quebec, Canada

Director since 1976

Class A subordinate voting shares: 266,467 (*)

Class B shares: 4,275,659 (*)

Stock options: 668,303 (‡)

Performance Share Units: 59,732 (§)

Mr. Imbeau co-founded CGI in 1976 and was, until July 2006, Executive Vice-President and Chief Financial Officer. He now acts as Founder, Vice-Chairman of the Board and Corporate Secretary, and as Advisor to the Founder and Executive Chairman of the Board, and is therefore a related director. Mr. Imbeau holds an interest in the Company’s Class B shares (see the heading Principal Holders of Class A Subordinate Voting Shares and Class B Shares earlier in this document). His financial and operational expertise and deep understanding of CGI’s operations are important assets to the Company’s Board of Directors.

Gilles Labbé

Independent director, complies with share ownership guidelines

Age 55

Montreal, Quebec, Canada

Director since 2010

Chair of the Audit and Risk Management Committee

Deferred Stock Units: 6,187 (+)

Stock options: 23,065 (‡)

Mr. Labbé is President and Chief Executive Officer, and a director, of Héroux Devtek Inc., an aerospace and industrial products manufacturer. He has held these positions since June 2000. Prior to the acquisition of Devtek in that year, Mr. Labbé was President and Chief Executive Officer and a director of Héroux Inc. since 1989. A Fellow of the Institute of Chartered Accountants, Mr. Labbé is the recipient of numerous business awards and is also a director of the Aerospace Industries Association of Canada, and Aéro Montreal.

Eileen A. Mercier

Independent director, complies with share ownership guidelines

Age 64

Toronto, Ontario, Canada

Director since 1996

Chair of the Corporate Governance Committee

Class A subordinate voting shares: 21,739 (*)

Deferred Stock Units: 23,215 (+)

Stock options: 73,733 (‡)

Mrs. Mercier was previously Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. In addition to sitting on the boards of non profit organizations, Mrs. Mercier is Chair of the Board of Directors of the Ontario Teachers Pension Plan, and is also a director of ING Bank of Canada, Intact Financial Corporation, and Teekay Shipping Corp.

Donna S. Morea

Director related to CGI, complies with share ownership guidelines

Age 57

Royal Oak, Maryland, USA

Director since 2012

Class A subordinate voting shares: 15,052 (*)

Deferred Stock Units: 2,072 (+)

Stock options: 558,583 (‡)

Mrs. Morea joined CGI in 2004 when CGI acquired American Management Systems, Inc. where she was the Executive Vice-President responsible for the company’s public sector practice. Mrs. Morea held a number of senior management positions with CGI, and was, until her retirement on December 31, 2011, Executive Vice-President. In her management roles with CGI, Mrs. Morea was responsible for all of CGI’s operations in the US, India, Europe, and Australia. The Board of Directors has determined that Mrs. Morea is a related director because she was, until her retirement, a senior executive and an officer of CGI. Mrs. Morea is also a director of SunTrust Banks, Inc.

Michael E. Roach

Director related to CGI, complies with share ownership guidelines

Age 60

Outremont, Quebec, Canada

Director since 2006

Class A subordinate voting shares: 879,207 (*)

Stock options: 1,883,380 (‡)

Performance Share Units: 481,654 (§)

The Board of Directors has determined that Mr. Roach is a related director because, as President and Chief Executive Officer of CGI and a member of CGI’s Executive Committee, he is a key member of the Company’s senior leadership team. Prior to his appointment as President and Chief Executive Officer in January 2006, he was President and Chief Operating Officer of the Company. Mr. Roach joined CGI in July 1998 as Executive Vice-President and General Manager, Telecommunications Information Systems and Services, after a distinguished career at a major telecommunications company where he held a number of leadership positions. He is also a director of the Conference Board of Canada and the U.S. Conference Board, a member of the Canadian Council of Chief Executives, and a director of Yellow Media Inc.

(*)	Number of shares beneficially owned, or controlled, or directed, directly or indirectly.
(+)	For more information concerning DSUs, please refer to the heading Compensation of Directors later in this document.
(‡)	For more information concerning stock options, please refer to the headings Share Option Plan and Compensation of Directors later in this document.
(§)	For more information concerning PSUs, please refer to the heading Performance Share Unit Plan later in this document.

COMMITTEE REPORTS

REPORT OF THE HUMAN RESOURCES COMMITTEE

Executive Compensation Discussion and Analysis

Executive Compensation Policy

CGI’s executive compensation policy emphasizes incentive compensation linked to business success to ensure that financial interests of the Company’s executives are closely aligned with those of shareholders. CGI measures business success on the basis of profit and growth as well as client and member satisfaction.

CGI’s compensation policy is rooted in its fundamental belief that a company with an inspiring dream, uncompromising integrity, a caring human resources philosophy and solid values is better able to attract and respond to the profound aspirations of high-calibre, competent people. These people in turn will deliver high-quality services, in keeping with the Company’s profitability objectives. The growth and profitability generated as a result will allow CGI to continue to offer its shareholders value for their investment.

This belief drives the Company’s compensation programs, which are designed to attract and retain the key talent CGI needs to remain competitive in a challenging market and achieve continued and profitable growth for shareholders.

In keeping with CGI’s compensation policy, the same principles that are used to determine the compensation of the named executive officers (the CEO, the CFO and the three other most highly compensated executive officers of the Company, hereafter referred to as the “Named Executive Officers”) are also applied to all management team members, taking into account the results of their respective business units. In the case of CGI’s senior executives, there is an added emphasis on closely aligning executives’ financial interests with those of shareholders through incentive compensation.

This report outlines the main features of CGI’s executive compensation policy and programs.

The Human Resources Committee of the Board of Directors

The Committee reviews management’s proposals and makes recommendations to the Board of Directors of the Company in relation to the compensation of certain senior executives, including the entitlements under short and long-term incentive and benefit plans and the corporate objectives that the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executive officers are responsible for meeting. It is similarly responsible for approving and making recommendations in relation to the compensation of the Company’s outside directors and succession plans for senior executive officers.

The Committee is made up of Messrs. Robert Chevrier, Chair of the Committee, Bernard Bourigeaud and Dominic D’Alessandro, all of whom are independent directors. The Committee met four times in fiscal 2012. Mr. Chevrier’s role and responsibilities as Chair of the Committee are described later in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs.

Each of the members of the Committee has significant experience in the role of chief executive officer that includes ample experience in matters relating to human resources management and executive compensation. Mr. Chevrier was Chairman and Chief Executive Officer of Rexel Canada Inc. (formerly Westburne Inc.), Mr. D’Alessandro was President and Chief Executive Officer of Manulife Financial Corporation, and Mr. Bourigeaud was Chairman and Chief Executive Officer of Atos Origin S.A.

The role and responsibilities of the Committee are contained in the Committee’s charter. The Committee’s charter forms part of CGI’s Fundamental Texts and the charter is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors later in this document) and is available on CGI’s web site at www.cgi.com. The role and responsibilities of the Committee include:

(a)	Advising the Board of Directors on human resources planning;

(b)

Reviewing and advising the Board of Directors on management’s succession plans for Executive Officers, with special emphasis on the Executive Chairman of the Board and Chief Executive Officer succession;

(c)

Reviewing and advising the Board of Directors on CGI’s compensation philosophy and policies, including the remuneration strategy and remuneration policies for the Executive Officer level as proposed by the Executive Chairman of the Board and the Chief Executive Officer;

(d)

Making recommendations to the Board of Directors for the appointment of the Executive Chairman of the Board, the Chief Executive Officer and other Executive Officers, and the corporate objectives which the Executive Chairman of the Board and such other Executive Officers, as the case may be, are responsible for meeting, as well as the assessment of the Executive Chairman of the Board and of the Chief Executive Officer against these objectives;

(e)	Monitoring of the Executive Chairman of the Board’s performance and providing advice and counsel in the execution of his duties;

(f)

Reviewing and advising the Board of Directors on CGI’s overall remuneration plan including the adequacy and form of compensation realistically reflecting the responsibilities and risks of the position for the Executive Chairman of the Board and for the Chief Executive Officer of the Company and, in that regard considering appropriate information, including information from the Board of Directors with respect to the overall performance of the Executive Chairman of the Board and of the Chief Executive Officer;

(g)

Reviewing and advising the Board of Directors on the remuneration for Executive Officers, annual adjustment to executive salaries, and the design and administration of short and long-term incentive plans, stock options, benefits and perquisites as proposed by the Executive Chairman of the Board and the Chief Executive Officer;

(h)	Reviewing and advising the Board of Directors on employment and termination arrangements for senior management;

(i)	Making recommendations on the adoption of new, or significant modifications to, pay and benefit plans;

(j)	Recommending the appointment of new officers as appropriate;

(k)	Reviewing and advising the Board of Directors on significant organizational changes;

(l)	Reviewing and approving the Committee’s executive compensation report to be contained in the Company’s annual Management Proxy Circular;

(m)	Reviewing and advising the Board of Directors on management development programs for the Company;

(n)	Reviewing and advising the Board of Directors on special employment contracts or arrangements with officers of the Company, if any, including any contracts relating to change of control; and

(o)

Reviewing and advising the Board of Directors on the remuneration for members of the Board of Directors and its committees, including the adequacy and form of compensation realistically reflecting the responsibilities and risks of the positions and recommending changes where applicable.

The Committee also performs such other duties as are from time to time assigned to it by the Board of Directors.

In executing its mandate, the Committee may retain independent external advisors, and may assess and review, on an annual basis or as deemed appropriate, the independence of its external advisors.

The Committee reports to the Board of Directors on its proceedings, the reviews it undertakes, and its recommendations.

To assist the Committee in performing its functions, the services of Towers Watson, the Company’s external human resources consultant, are retained. Towers Watson was first retained to provide consulting services in 1995. Towers Watson’s mandate is to:

•	Provide the Committee with information on market trends and best practices on executive and director compensation.

•

Develop recommendations on the composition of the reference groups of companies used as the basis for determining the compensation of the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executive officers of the Company.

•

Conduct market research and provide the Committee with data and analysis on compensation practices of reference groups to allow the Company to align its compensation policy with the market as it applies to the directors, the Founder and Executive Chairman of the Board, the President and Chief Executive Officer and other senior executive officers.

•	Review the design of the annual and long-term incentive programs and provide data and analysis on reference groups’ practices in this area.

Towers Watson does from time to time provide services at the request of CGI’s management and the Committee pre-approves such services.

Executive Compensation Related Fees

During the years ended September 30, 2012 and September 30, 2011, CGI’s external human resources consultants billed the following fees for their services:

Service retained	Fees billed
	2012	2011
Advice in relation to executive compensation and the compensation of directors(a)	$126,558	$64,894
All other fees(b)	$638,131	$307,254

Total fees billed	$764,689	$372,148

(a)

Of the fees billed by the human resources consultant for the year ended September 30, 2012, $48,373 related to advice provided to the Committee in relation to executive compensation in the context of the acquisition of Logica plc.

(b)

The other fees billed by the human resources consultant for the year ended September 30, 2012 were in relation to assessments of pension plan and incentive plan liabilities in acquisitions as well as advice on organizational development activities, of which $130,004 related to the acquisition of Logica plc. The other fees billed in 2011 were in relation to assessments of pension plan and incentive plan liabilities in acquisitions as well as advice on organizational development activities.

Compensation Policy and Process for the 2012 Fiscal Year

Composition of Reference Groups

To determine appropriate compensation levels, the Named Executive Officers’ positions are compared with similar positions within a reference group made up of companies leading their industry. These companies include information technology consulting firms and companies similar to CGI with regard to size, and operational and managerial complexity. The Committee reviews the composition of the reference groups annually.

With some 53% of its 2012 revenues generated outside Canada, as well as constant international expansion, CGI must ensure that it offers competitive compensation in the challenging markets in which it operates and recruits high-performing executives. All of the Company’s major competitors are based either in the U.S. or Europe and they compete against CGI both in Canada and internationally.

In response to this market reality the Committee based all Named Executive Officers’ compensation for the year ended September 30, 2012 on the U.S. market.

The following disclosure relates to the Company’s compensation policy in effect for the fiscal year ended September 30, 2012.

The selection criteria used to determine the composition of the comparator groups are the following:

•	Autonomous and publicly-traded companies;

•	Large number of professionals;

•	Growing companies;

•	High-end IT consulting, systems integration, IT outsourcing and business solutions providers;

•	International scope;

•	Companies for which IT is very strategic; and

•	Participation in the U.S. data bank maintained by Towers Watson, the Company’s external human resources consultant, as the case may be.

Each company in the following table meets at least one of the foregoing criteria:

Comparator group: 19 companies

Accenture plc

Acxiom Corporation

Automatic Data Processing, Inc.

Broadridge Financial Solutions Inc.

CACI International Inc.

Computer Sciences Corporation

Convergys Corporation

DST Systems Inc.

Fair Isaac Corp.

Fidelity National Information Services, Inc.

Fiserv, Inc. Gartner, Inc. Jack Henry & Associates Inc. ManTech International Corporation MAXIMUS, Inc. SAIC, Inc. Sapient Corp. Unisys Corporation Vangent, Inc.

The foregoing comparator group was used to determine the compensation of the Named Executive Officers for the fiscal year ended September 30, 2012.

Executive Compensation Components

CGI’s total executive compensation is made up of five components: a base salary, a short-term incentive plan, a long-term incentive plan, benefits and perquisites. In keeping with the Company’s values, incentive compensation and share ownership are emphasized to ensure that executives’ interests are aligned with CGI’s profitability and growth objectives, which in turn results in increased value for all shareholders under normal market conditions. CGI’s executives do not participate in any defined benefit pension or retirement plans.

Component	Description	Alignment with Reference Group
Base salary	Annual base salary based on each executive’s responsibilities, competencies and contribution to the Company’s success.	Aligned with median base salary offered in the reference group, while allowing for compensation above the median to recognize an executive’s exceptional and sustained contribution to the Company’s success.

Short-term incentive plan	Annual cash bonus based on achievement of business objectives in accordance with CGI’s Profit Participation Plan (details are provided later in this document).	Aligned with median short-term incentives of the reference group, when business objectives are met.

Component	Description	Alignment with Reference Group
Long-term incentive plan	Grants under the Share Option Plan and awards under the Performance Share Unit Plan based on achievement of business objectives (details are provided later in this document).	Aligned with median total compensation of the reference group, or above the median to recognize an executive’s exceptional performance, when business objectives are met.

Benefits	Group benefits and employer contributions under the Share Purchase Plan.	Aligned with median benefits of the reference group.

Perquisites	Company car and related expenses, tax services, health insurance, and medical exams are the principal perquisites.	Aligned with median perquisites of the reference group.

Total compensation		Aligned with the median of the reference group while allowing for total compensation above the median to recognize an executive’s exceptional performance, when business objectives are met

The following table shows for each Named Executive Officer the compensation components as a percentage of total compensation, at target levels for the short term and long term incentives, for the year ended September 30, 2012:

Name and title	Base salary	CGI Profit Participation Plan	Long-term incentive	Benefits and perquisites
Serge Godin Founder and Executive Chairman of the Board	16.45%	21.38%	61.12%	1.05%

André Imbeau Founder, Vice-Chairman and Corporate Secretary	20.99%	16.79%	59.10%	3.12%

Michael E. Roach President and Chief Executive Officer	14.37%	18.69%	65.49%	2.25%

R. David Anderson Executive Vice-President and Chief Financial Officer	21.71%	16.28%	59.81%	2.20%

George D. Schindler President, United States	26.76%	22.75%	48.66%	1.83%

The Founder and Executive Chairman of the Board and the President and Chief Executive Officer may from time to time exercise their discretion to recommend to the Committee and the Board of Directors that incentive compensation under the Profit Participation Plan, and the performance-based vesting of stock options under the Share Option Plan and of PSUs under the PSU Plan, be adjusted in order to ensure that actual profit participation and vested stock options are equitable and balance the interests of each of the Company’s stakeholders based on the overall performance of the Company and exceptional market conditions.

Base Salary

The base salaries paid to Named Executive Officers are reviewed every year based on each executive’s scope of responsibilities, competencies and contribution to the Company’s success. The objective of CGI’s compensation policy for base salaries is to align them with median base salary of the reference group, while allowing for compensation to rise above the median in recognition of a particular executive’s exceptional and sustained contribution to the Company’s success. As part of the methodology used for fiscal 2012, Named Executive Officers’ positions were compared with generic positions in the U.S. compensation database maintained by Towers Watson, the Company’s external human resources consultant. When differences in the level and scope of responsibilities for the comparable generic executive position are observed, the value of the generic position is adjusted to ensure that there is an appropriate basis for comparison.

Profit Participation Plan: Annual Cash Bonus

The Named Executive Officers participate in CGI’s Profit Participation Plan, a short-term incentive plan that pays an annual cash bonus based on achievement of business objectives as approved at the beginning of the fiscal year by the Board of Directors on the recommendation of the Committee. The Profit Participation Plan is designed to provide CGI’s management and members with an incentive to increase the profitability and growth of the Company.

The Committee makes a recommendation to the Board of Directors in relation to the payment of bonuses to the Named Executive Officers under the Profit Participation Plan based on the Company’s achievement of performance objectives.

Individual incentive awards are based on the executive’s target bonus and the achievement of objectives. The target bonus varies as a percentage of base salary depending on the executive’s position. The target bonus is then adjusted in accordance with a performance factor that is directly linked to the level of achievement of business objectives set out in the Company’s annual plan. Executive bonus targets are reviewed annually to ensure they remain aligned with the Company’s compensation policy and continue to be competitive with CGI’s US reference group.

Performance Factor

The performance factor used to adjust each Named Executive Officer’s target bonus is based on two separate measures: profitability and growth. Achievement of profitability and growth objectives determines the performance factor that is applied to calculate the annual cash bonus. Such adjustment may result in a reduction or an increase in the bonus. In the latter case, the increase may not exceed two times the target bonus.

The profitability performance factor is based on the degree of achievement of the net earnings margin objective approved by the Board of Directors as part of the Company’s annual budget and strategic plan. The growth performance factor is based on the degree of achievement of the year-over-year percentage revenue growth objective also approved by the Board of Directors as part of the Company’s annual budget and strategic plan.

The performance factors for achievement of results between levels are prorated, and revenues are calculated on a constant currency basis.

The effect of the formula for fiscal 2012 was to place special importance on meeting the growth objectives. If the growth threshold is not met, no bonus is paid under the plan. The achievement of the profitability target was a separate performance measure which impacted the bonus payout.

In the case of group Presidents, half of their target bonus was based on the formula above while the other half was determined based on the performance of the business units for which they are responsible using the same performance measures.

CGI does not disclose specific performance targets because it considers that the information would place it at a significant competitive disadvantage if the targets became known.

Disclosing the specific performance targets that are set as part of the Company’s annual budget and strategic planning process would expose CGI to serious prejudice and negatively impact its competitive advantage. For example, to the extent that the Company’s performance targets became known, its ability to negotiate accretive business agreements would be significantly impaired, putting incremental pressure on its profit margins. In addition, we believe that disclosing performance targets would be inconsistent with CGI’s policy of not providing guidance to the market and limiting all other forward-looking information.

Achievement of the performance objectives presents a meaningful challenge for the Company’s management team since the Company consistently sets ambitious goals as part of its annual budget and strategic planning process. The payouts to the Named Executive Officers for fiscal 2010, fiscal 2011, and fiscal 2012 of compensation that was subject to performance objectives averaged 30% of the target compensation at risk, which clearly indicates the difficulty of achieving the performance objectives.

The table below shows the portion of the total compensation at risk that was paid out to the Named Executive Officers for the 2012 fiscal year.

Name and title	Percentage of total compensation at risk	Percentage payout for fiscal 2012(a)
Serge Godin Founder and Executive Chairman of the Board	83%	26%

André Imbeau Founder, Vice-Chairman and Corporate Secretary	76%	28%

Michael E. Roach President and Chief Executive Officer	84%	28%

R. David Anderson Executive Vice-President and Chief Financial Officer	76%	28%

George D. Schindler President, United States	71%	38%

(a)

This percentage shows the proportion of the Named Executive Officer’s compensation at risk that was actually earned, based on the achievement of objectives including the performance-based vesting of the Company’s stock options and, where applicable, PSUs.

The total aggregate compensation paid to the Named Executive Officers as indicated in the Net Total Compensation Table and in the Summary Compensation Table later in this document, is in keeping with the Company’s compensation policy as described earlier in this document and, overall, was below the median of the reference group at approximately 52% of the median target total compensation of the reference group, resulting from the operation of the pay for performance policy.

The Committee is responsible for ensuring that CGI’s executive compensation policies do not expose the Company to significant risks such as providing incentives for senior executives to engage in business strategies that could yield compensation for the executive while placing the Company in financial jeopardy.

The Committee considers that the Company’s executive compensation policies, particularly those that relate to the portion of compensation for which the achievement of performance measures apply, do not expose the Company to risks that could have a material adverse impact on the Company. The short term and long term incentive performance-based compensation components require that the Company’s profitability objectives be met. Business strategies that impair the Company’s profitability, whether in the short or long term, will not result in payouts to the executive team. Since the measures are based on GAAP measures, the results are subject to the same controls over financial reporting and disclosure controls and procedures that apply to the disclosure of the Company’s financial results. These controls include controls and procedures that are designed to protect against, and provide early warning of, fraud and falsification.

CGI does not have a policy that prevents a senior executive or a director from hedging his or her exposure to a decrease in the value of CGI’s shares. All of the Company’s senior executives and directors are required to prepare and file reports disclosing their trading activities in the Company’s securities, including derivative instruments, and the Company prepares and files the reports on their behalf. The Company therefore monitors all securities transactions by its senior executives and directors and also requires that they pre-clear their transactions with the Company. In the event that a senior executive or director intended to hedge their exposure, the matter would be brought to the Company’s attention.

Long-Term Incentive Plans

CGI’s long term incentive plans include the Share Option Plan for Employees, Officers, Directors and Consultants of CGI Group Inc., its Subsidiaries and its Associates (the “Share Option Plan”) and the Performance Share Unit Plan for the Executive Chairman, the Executive Vice-Chairman, the President and Chief Executive Officer and Other Designated Participants of CGI Group Inc. (the “PSU Plan”). In line with practices among certain of the Company’s peers, the Company’s compensation policy is now to grant, on a case by case basis, a mix of stock options issued under the Share Option Plan and PSUs awarded under the PSU Plan as the long term incentive component of certain of its senior executives’ compensation.

The 2011 fiscal year was the first year in which PSUs were granted to certain senior executives, and a total of 164,012 PSUs were awarded. For fiscal 2012 the total number of PSUs awarded increased to 761,358, and these entirely replaced stock options grants for certain of the Named Executive Officers.

Share Option Plan

CGI’s executives participate in the Share Option Plan. Like the Profit Participation Plan and the PSU Plan, the Share Option Plan is designed to ensure that executives’ interests are closely aligned with those of all shareholders. The Share Option Plan is designed in accordance with the Company’s ownership philosophy.

The Company’s practice is to apply performance-based vesting rules for all stock options granted under the Share Option Plan as part of the Company’s long-term incentive program. CGI’s general grant of stock options is made at the beginning of the fiscal year. The percentage of stock options that become eligible to vest is based on the degree of achievement of profitability and revenue growth objectives. Stock options that are not eligible to vest are forfeited and cancelled.

Stock options that have become eligible to vest then vest on a time basis as follows: one-quarter when the fiscal year’s results are approved, one quarter on the second anniversary of the grant, one-quarter on the third anniversary of the grant, and the final quarter on the fourth anniversary of the grant.

See the heading Key Features of CGI’s Long Term Incentive Plans later in this document for a summary of the features of the Share Option Plan.

Stock Options Granted in Fiscal 2012

During fiscal 2012, 200,000 stock options were granted to the Named Executive Officers. The number of stock options granted was determined based on the dollar amount of long-term compensation required to align the Named Executive Officer’s total compensation with the Company’s compensation policy.

The number of stock options granted is a function of the current year’s compensation objectives and, for that reason, previous grants of stock option based awards are not taken into account when considering the annual grant of incentive stock options.

All the stock options granted as part of the long-term incentive plan for fiscal 2012 were granted for a term of ten years and were eligible to vest based on the achievement of profitability and growth objectives for the year ended September 30, 2012. The details of these grants are shown in the table entitled Stock Options held by Named Executive Officers which appears in Appendix A.

Based on the degree of achievement of profitability and growth objectives during fiscal 2012, 42.2% of the stock options granted to the Named Executive Officers in respect of the long-term incentive awards for fiscal 2012 became eligible to vest.

Grant Date Fair Value

The grant date fair value for the fiscal 2012 grant of stock options was determined by applying a Black Scholes value of $5.52 as the grant date fair value for the stock options. For the fiscal years ended September 30, 2011 and 2010 the Company used the binomial stock option pricing model as the basis for determining its stock option grants as that was the method that was used by Towers Watson, the Company’s external human resources consultant, in its market studies among the companies that make up the Company’s comparator groups. The Company altered this approach to align the valuation method used for compensation purposes with the valuation method used for accounting purposes.

The following table sets out the key assumptions and estimates used to determine the stock options’ grant date fair values for the fiscal years ended September 30, 2010, 2011 and 2012. The following key assumptions and estimates are therefore used:

Stock Option Valuation Methods for Stock Options
Assumptions	2012 Black-Scholes Pricing Method	2011 Binomial Pricing Method	2010 Binomial Pricing Method
Performance-based vesting discount (%)	—	15.00	15.00
Grant date fair value ($)	5.52	4.20	4.39
Dividend yield (%)	0.00	0.00	0.00
Expected volatility (%)	27.63	28.05	25.436
Risk-free interest rate (%)	1.20	5.00	3.70
Expected life (years)	4.75	6.01	6.00
Exercise Price ($)	19.71	15.96	13.26

The accounting fair value of the stock options is determined in accordance with Section 3870 of the CICA Handbook using the Black-Scholes stock option pricing model and complies with the requirements under generally accepted accounting principles.

For the three years ended September 30, 2012, 2011 and 2010 the grant date fair value for accounting purposes, the grant date fair value for executive compensation purposes and the differences in fair values is shown in the following table:

Fiscal Year	Pricing method / Value for compensation purposes	Pricing method / Value for accounting purposes	Difference
2012	Black-Scholes / $5.52	Black-Scholes / $4.67	$ 0.85
2011	Binomial / $4.20	Black-Scholes / $4.31	$ 0.11
2010	Binomial / $4.39	Black-Scholes / $3.63	$ 0.76

The difference between the value used for compensation purposes disclosed above and that used for accounting purposes results for 2010 and 2011 from the use of different option pricing models for calculating the grant date fair value, and because Towers Watson determined the grant value prospectively in advance of the grant in making a recommendation as to the number of stock options to be granted, whereas the expense determination for accounting purposes is carried out at a later time, in some cases using different option pricing model assumptions. For the 2012 fiscal year, the difference results from an adjustment to the Black-Scholes option pricing model expected life assumption for accounting purposes made subsequent to the grant date.

Performance Share Unit Plan

The PSU Plan is designed to ensure that executives’ interests are closely aligned with those of all shareholders and is similar in function to the Share Option Plan in that the plan is designed in accordance with the Company’s ownership philosophy.

PSUs have performance-based vesting rules that are the same as those that apply to stock options granted under the Share Option Plan. The PSUs are part of the Company’s long-term incentive program and serve the same purpose as stock options. CGI’s general award of PSUs is made at the beginning of the fiscal year. The percentage of PSUs that become eligible to vest is based on the degree of achievement of the same profitability and revenue growth objectives as for stock options. PSUs that do not become eligible to vest are forfeited and cancelled.

See the heading Key Features of CGI’s Long Term Incentive Plans later in this document for a summary of the features of the PSU Plan.

Performance Share Units Awarded in Fiscal 2012

During fiscal 2012, 761,358 PSUs were awarded to certain of the Named Executive Officers. The number of PSUs granted was determined based on the dollar amount of long-term compensation required to align the Named Executive Officer’s total compensation with the Company’s compensation policy.

All PSUs awarded as part of the long-term incentive plan for 2012 were granted for a term of three years following the calendar year in which they became eligible to vest, and were eligible to vest based on the achievement of profitability and growth objectives for the year ended September 30, 2012. The details of these awards are shown in the Net Total Compensation Table and in the Summary Compensation Table later in this document.

Based on the degree of achievement of profitability and growth objectives during fiscal 2012, 35.6% of the PSUs awarded to the Named Executive Officers in respect of the long-term incentive awards for the fiscal year 2012 became eligible to vest.

A table showing all outstanding unvested PSU awards held by the Company’s Named Executive Officers as at September 30, 2012 as well as the market value of such unvested PSUs is provided in Appendix A.

Award Date Fair Value

The award date fair value for the fiscal 2012 award of PSUs was determined by applying a performance discount factor of 0.75 to the award date price of the Class A subordinate voting shares underlying the PSUs. This discount method was suggested by Towers Watson, the Company’s external human resources consultant, because in its databanks of companies that make up the Company’s comparator groups, such performance discount methods are used when performance vesting conditions are required for the PSU unitholder.

The accounting fair value of the PSUs was determined in accordance with IFRS 2 of International Financial Reporting Standards as $19.71, the market value of the underlying Class A subordinate voting shares on the award date. The stock-based compensation cost related to PSUs recorded in costs of services, selling and administrative expenses for the fiscal year ended September 30, 2012 takes into account the actual result of the performance-based vesting (35.6% of the PSUs became eligible to vest) and amortizes the resulting net PSU value over the four-year vesting period. For the year ended September 30, 2012, the award date fair value used for determining the Company’s executive compensation was $14.78 per PSU using the valuation method suggested by Towers Watson, a difference of $4.93.

The difference between the value used for compensation purposes disclosed above and that used for accounting purposes results from the fact that for accounting purposes there is no recognition of a performance discount at the date of grant but a recognition of the actual performance vesting condition at the date of the performance vesting. For compensation purposes, a factor of 0.75 designed to account for the discount attributable to the performance-based vesting risk was used at the date of grant to determine the number of PSUs to be granted.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year(a) ($)	Share-based awards – Value vested during the year(b) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Serge Godin	3,282,969	0	0
André Imbeau	948,896	0	0
Michael E. Roach	3,395,001	0	0
R. David Anderson	1,171,696	0	0
George D. Schindler	577,702	—	146,770	(c)

(a)

The stock options that vested during the 2012 fiscal year were the performance-based stock options granted in the 2008, 2009 and 2010 fiscal years that became eligible to vest and for which the exercise prices were $9.31, $12.54, and $15.49 respectively. One-third of the 2008 stock options and one-third of the 2009 stock options vested on October 1, 2011 when the closing price of the shares was $19.71 and one-third of the 2010 stock options vested on November 9, 2011 when the closing price for the shares was $20.15.

(b)

The share-based awards for the 2012 fiscal year are PSUs. 62.5% and 35.6% of the PSUs granted for the 2011 and 2012 fiscal years respectively became eligible to vest on November 9, 2011 and November 27, 2012 respectively. The participants elected to defer the acquisition of their PSUs in accordance with the plan.

(c)

Mr. Schindler is paid in U.S. dollars. The amount shown is in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s consolidated annual audited financial statements which was CAD$1.00740 for each U.S. dollar. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 13 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2012 under the heading Foreign Exchange.

Defined Contribution Pension Plan and Deferred Compensation Plans

Defined Contribution Pension Plan

In fiscal 2012, George D. Schindler participated in a U.S. 401(k) Plan that is a benefit available to all U.S.-based members. The following table sets out the amount contributed to the plan by the Company as well as the accumulated value of the plan at the beginning and end of the Company’s fiscal year.

Name and title	Accumulated value at start of year(a)	Compensatory(a)	Accumulated value at year- end(a)
George D. Schindler President, United States	$368,331	$2,519	$381,857

(a)

The amount shown is in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s consolidated annual audited financial statements which was CAD$1.00740 for each U.S. dollar. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 13 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2012 under the heading Foreign Exchange.

Deferred Compensation Plan

As a US-based employee, Mr. Schindler participates in a deferred compensation plan.

The deferred compensation plan in which George Schindler participates is the CGI Non-Qualified Deferred Compensation Plan which allows participants to defer annually between 5% and 75% of their base salary, and between 5% and 90% percent of their awards under the CGI Profit Participation Plan. The plan allows participants to withdraw amounts during employment (an “in-service withdrawal”) and to elect, upon retirement, to receive either a lump sum payment, or instalment payments for a period of up to ten years. Decisions concerning withdrawals may be made each year at the time that the participant determines the amount of compensation to be deferred for the year. The plan offers an array of mutual funds for investment from which the plan participant may chose. Participants may change their investment directions from time to time during the plan year. The mutual fund investments are subject to market gains and losses.

Compensation Awarded to the Named Executive Officers in Fiscal 2012

The compensation paid to the Named Executive Officers for the fiscal year ended September 30, 2012 was determined according to the Company’s executive compensation policy described earlier in this document that applies to all executives. All compensation was paid in accordance with the policy.

Performance Graph

The following graph compares the annual variations in the total cumulative return on CGI’s Class A subordinate voting shares with the total cumulative return of the S&P/TSX and NASDAQ stock indexes for the past five fiscal years of the Company.

CGI’s approach to compensation, as discussed earlier in this document under the heading Executive Compensation Policy, is designed to promote long-term growth and profitability, with a strong focus on share ownership and profit-sharing. CGI’s management team, including the Named Executive Officers, are compensated on the basis of metrics that the Company considers to be fundamental, namely the Company’s growth and profitability, instead of on factors tied to the performance of the Company’s shares in the market.

For the four-year period ended on September 30, 2011, the compensation paid to the CEO and CFO increased reflecting CGI’s need to adjust compensation levels for the Company’s Named Executive Officers to reflect global markets in order to ensure that CGI is able to attract and retain the highly qualified staff it needs to compete effectively. For 2012 the total compensation paid to the CEO and CFO year over year declined by approximately 50% reflecting the operation of CGI’s compensation policy based on financial performance.

Over the five-year period, the price of the Company’s shares increased by more than 130%. The percentage increase in the share price is extremely significant when compared to the evolution of the total compensation of the CEO and CFO over the same period, which declined.

As mentioned earlier in this document, the compensation awarded to the Named Executive Officers is well in line with the Company’s compensation policy. The resulting aggregate compensation paid to the Named Executive Officers for fiscal 2012 is below the median of the reference group at approximately 52% of the median target total compensation of the reference group, resulting from the operation of the pay for performance policy.

Compensation of Named Executive Officers

The Net Total Compensation Table and the Summary Compensation Table that follow show detailed information on actual net total compensation, and total compensation for regulatory purposes, respectively, for Serge Godin, Founder and Executive Chairman of the Board, Michael E. Roach, President and Chief Executive Officer, R. David Anderson, Executive Vice-President and Chief Financial Officer, as well as for the two other Named Executive Officers for services rendered during the fiscal years ended September 30, 2010, 2011, and 2012.

The regulatory requirements that determine the content of the Summary Compensation Table result in a substantial overstatement of the compensation awarded to CGI’s Named Executive Officers. The overstatement arises because the regulation requires that for stock options and share based compensation amounts, the amount of compensation shown must be the grant date fair value. In the case of CGI’s compensation policies, all long term incentive compensation, including all stock option awards and share based compensation awards, is performance-based. To the extent that stock options and PSUs awarded for the fiscal year in question fail to become eligible to vest as a result of the degree of achievement of performance objectives, the stock options and PSUs are forfeited and cancelled.

The following table shows the amount by which the combined value of the stock option grant and of the PSU award must be reduced to reflect the net compensation amount attributable to the long-term incentive component of compensation disclosed in the Summary Compensation Table later in this document. The table is necessary to communicate the true, actual total compensation earned by each of the Named Executive Officers.

Net Total Compensation Table

Name and Principal Position as at September 30, 2012	Year	Summary Compensation Table Total compensation ($)	Performance- based vesting reduction (a) ($)		Net Total compensation ($)
Serge Godin Founder and Executive Chairman of the Board	2012 2011 2010	4,760,013 6,089,507 5,112,575	(2,383,134 (1,460,530 (1,082,813	) ) )	2,376,879 4,628,977 4,029,762

André Imbeau Founder, Vice-Chairman of the Board and Corporate Secretary	2012 2011 2010	1,852,967 2,300,459 1,862,902	(847,531 (475,323 (324,844	) ) )	1,005,436 1,825,136 1,538,058

Michael E. Roach President and Chief Executive Officer	2012 2011 2010	5,690,246 6,096,386 5,582,423	(2,951,178 (1,460,530 (1,191,904	) ) )	2,739,068 4,635,856 4,390,519

R. David Anderson Executive Vice- President and Chief Financial Officer	2012 2011 2010	2,317,488 2,339,789 2,151,905	(1,066,232 (489,724 (397,031	) ) )	1,251,256 1,850,065 1,754,874

George D. Schindler President, United States	2012 2011 2010	1,899,247 1,568,109 1,549,121	(637,973 (258,780 (205,734	) ) )	1,261,274 1,309,329 1,343,387

(a)

The vesting eligibility conditions for the stock options granted and PSUs awarded as part of the long-term incentive for the fiscal year ended September 30, 2012 were based solely on the Company’s performance. On the basis of the degree of achievement of profitability and growth objectives, 35.6% of the PSUs and 42.2% of the stock options became eligible to vest. Stock options and PSUs that did not become eligible to vest based on such performance were forfeited and cancelled. The reduction amount shown is the dollar value required to be deducted from the fair value of the grants and awards to reflect accurately the net value of the stock option grant and PSU award for the Named Executive Officer as part of his or her total compensation for the 2012 fiscal year. 62.5% of the stock options became eligible to vest in each of 2010 and 2011. See the heading Stock Options Granted in Fiscal 2012 earlier in this document.

The following table shows the compensation paid to the Company’s Named Executive Officers for regulatory purposes.

As noted above, securities regulations require that for stock options and share based compensation amounts, the amount of compensation to be disclosed must be the grant date fair value. In the case of CGI’s compensation policies, all long term incentive compensation, including all stock option awards and share based compensation awards are performance-based. As a significant number of stock options and PSUs awarded for the fiscal year in question did not become eligible to vest as a result of the degree of achievement of performance objectives, certain stock options and PSUs have been forfeited and cancelled. To that extent the total compensation amount shown in this table overstates substantially the true total compensation received by the Company’s Named Executive Officers.

Summary Compensation Table

Name and Principal Position as at September 30, 2012	Year	Salary ($)	Share- based awards(a) ($)	Option- based awards(b) ($)	Non-equity incentive plan compensation Annual incentive plans ($)	Pension value ($)	All other compen- sation(c) ($)	Total compen- sation ($)
Serge Godin Founder and Executive Chairman of the Board	2012 2011 2010	995,900 995,900 925,000	3,700,518 692,124 —	— 3,202,623 2,887,500	— 1,160,000 1,261,175	— — —	46,688 38,860 38,900	4,760,013 6,089,507 5,112,575

André Imbeau Founder, Vice-Chairman of the Board and Corporate Secretary	2012 2011 2010	467,397 592,500 542,400	1,316,042 521,161 —	— 746,367 866,250	— 415,000 428,233	— — —	27,339 25,431 26,019	1,852,967 2,300,459 1,862,902

Michael E. Roach President and Chief Executive Officer	2012 2011 2010	1,005,806 995,900 952,677	4,582,575 692,124 —	— 3,202,623 3,176,250	— 1,160,000 1,409,054	— — —	49,040 45,739 44,442	5,690,246 6,096,386 5,582,423

R. David Anderson Executive Vice- President and Chief Financial Officer	2012 2011 2010	600,836 592,500 567,774	1,655,640 — —	— 1,305,931 1,058,750	— 415,000 495,908	— — —	36,733 26,358 29,473	2,317,488 2,339,789 2,151,905

George D. Schindler President, United States(d)	2012 2011 2010	607,082 542,630 489,334	— — —	1,103,760 690,080 548,625	146,778 295,980 473,660	2,519 2,467 2,602	41,627 36,952 34,900	1,899,247 1,568,109 1,549,121

(a)

The award date fair value used for determining the number of PSUs awarded to Named Executive Officers as a component of their total compensation was determined using the pricing model suggested by Towers Watson that yielded a grant date fair value of $14.78. The fair value of the PSUs for accounting purposes was the market value of the Class A subordinate voting shares on the award date resulting in an award date fair value for accounting purposes of $19.71. Please refer to the heading Award Date Fair Value earlier in this document for an explanation of the differences between fair values, and the reasons behind the choice of valuation methods.

(b)

The grant date fair value used for determining the number of stock options issued to Named Executive Officers as a component of their total compensation was determined using the Black-Scholes stock option pricing model that yielded a grant date fair value of $5.52 for 2012. The binomial pricing model was used for 2011 and 2010 and yielded values of $4.39 and $4.20 respectively. The fair value of the stock options for accounting purposes was determined using the Black-Scholes stock option pricing model that yielded a grant date fair value of $3.63, $4.31, and $4.67 in 2010, 2011 and 2012 respectively. Please refer to the heading Grant Date Fair Value earlier in this document for an explanation of the difference between fair values, and the reasons behind the choice of valuation models.

(c)

This amount includes the Company’s contribution under the CGI Share Purchase Plan, the contribution towards health insurance benefits and related insurance coverage, but excludes the value of perquisites and other personal benefits which in the aggregate is less than $50,000 or 10% of the aggregate salary and bonus for the particular fiscal year which is therefore not required to be disclosed.

(d)

Mr. Schindler is paid in U.S. dollars. The amounts shown (other than those for option-based compensation) are in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s consolidated annual audited financial statements which was CAD$1.0407, CAD$0.9866, and CAD$1.00740 for each U.S. dollar in 2010, 2011 and 2012 respectively. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 13 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2012 under the heading Foreign Exchange.

Separation Policy for Certain Named Executive Officers

The Named Executive Officers who are part of the Company’s Corporate Services were in past years covered by the Company’s separation policy for corporate services that applied to pre-identified officers. The separation policy provided for compensatory payments to such Named Executive Officers in the event of a termination without cause following a change of control of the Company. The separation policy was rescinded by the Board of Directors on the recommendation of the Committee on April 24, 2012 and the Named Executive Officers who are part of the Company’s Corporate Services are no longer covered by severance arrangements.

Key Features of CGI’s Long Term Incentive Plans

Share Option Plan

The Share Option Plan is governed by the Board of Directors. The Committee makes recommendations to the Board of Directors in relation to the Share Option Plan and to grants of stock options and is responsible for overseeing its administration. The Board of Directors has the ultimate and sole power and authority to grant stock options under the Share Option Plan and interpret the terms and conditions of stock options that have been granted. The Board of Directors grants stock options by identifying the members, directors, officers and consultants who are to receive stock options, including the number of stock options, the subscription price, the stock option period and the vesting conditions. The determinations, designations, decisions and interpretations of the Board of Directors are binding and final. Management of the Company looks after its day to day administration.

The total number of Class A subordinate voting shares authorized to be issued under the Share Option Plan is 53,600,000 representing, as at December 10, 2012, 17.42% of the currently issued and outstanding Class A subordinate voting shares and Class B shares. The maximum number of stock options that may be issued in the aggregate to any single individual under the Share Option Plan cannot exceed 5% of the total number of Class A subordinate voting shares and Class B shares issued and outstanding at the time of the grant. The number of Class A subordinate voting shares issuable to insiders in aggregate, at any time, pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A subordinate voting shares and Class B shares issued and outstanding. The number of Class A subordinate voting shares issued to insiders within any one-year period pursuant to the Share Option Plan and any other securities-based compensation arrangement cannot exceed 10% of the Class A subordinate voting shares and Class B shares issued and outstanding. As at December 10, 2012, stock options for an aggregate of 21,585,156 Class A subordinate voting shares are outstanding pursuant to the Share Option Plan, representing 7.01% of the currently issued and outstanding Class A subordinate voting shares and Class B shares.

Under the Share Option Plan, the Board of Directors may at any time amend, suspend or terminate the Share Option Plan, in whole or in part, subject to obtaining any required approval from the Toronto Stock Exchange, the Company’s shareholders or other regulatory authorities. More detailed information on the rules for amending the Share Option Plan is provided later in this document under the heading Amending Formula. Stock options may not be assigned, pledged or otherwise encumbered with the exception of bequests made in wills or otherwise in accordance with the laws relating to successions.

Under the Share Option Plan, the Board of Directors, on the recommendation of the Committee may grant to eligible participants stock options to purchase Class A subordinate voting shares. The exercise price of the stock options granted is determined by the Board of Directors and cannot be lower than the closing price for Class A subordinate voting shares on the Toronto Stock Exchange on the trading day immediately preceding the day on which the stock option is granted. The Board of Directors also determines the applicable stock option period and vesting rules.

Employees, officers, and consultants of the Company and its subsidiaries and associates, and directors of the Company may receive stock options under the Share Option Plan. It is not the Company’s policy at this time to issue stock options to consultants and no stock options were issued to consultants in fiscal 2012.

Stock options that have been granted under the Share Option Plan cease to be exercisable upon the expiry of the term which cannot exceed ten years from the date of the grant.

Upon resignation or termination, stock options that have not vested are forfeited, and vested stock options must be exercised during a 90 day period.

Employees who retire, directors who leave the Board of Directors, and the estates of deceased stock option holders benefit from the automatic vesting of stock options that have become eligible to vest in accordance with performance-based vesting rules, but that have yet to vest due to time-based vesting. Those stock options must be exercised within 90 days in the case of retirement or 180 days if the stock option holder dies, subject to the extension of the exercise periods explained in more detail below. The Board of Directors, on the recommendation of the Committee, has the discretion to vary these periods and to accelerate the vesting period, provided that the maximum term for any stock option is ten years from the time it is granted.

The Company does not currently provide any financial assistance to participants under the Share Option Plan.

Extension of Exercise Periods

Blackout Periods

In keeping with CGI’s Policy on Insider Trading and Blackout Periods, stock options must not be exercised by insiders when a trading blackout period is in effect.

The policy is designed to ensure that reporting insiders and CGI members who have access to undisclosed material information regarding CGI comply with insider trading laws. Under the policy, those who normally have access to undisclosed material information may only trade in CGI securities within the period beginning on the third business day following the release of CGI’s quarterly financial results and fiscal year-end results and ending at the close of business on the fourteenth calendar day preceding the end of the following fiscal quarter.

Blackout periods may also be prescribed from time to time by the Company’s Disclosure Policy Committee as a result of special circumstances relating to the Company when insiders should be precluded from trading in its securities.

If the date on which a stock option expires occurs during a blackout period or within ten business days after the last day of a blackout period, the date of expiry of the stock option will be the tenth business day following the termination of the blackout period.

Extensions for Length of Service

Retiring members and retiring directors, as well as the estates of deceased stock option holders earn one day of extension for every three days of service to the Company, up to a maximum extension period of three years. The extension period is earned pro-rata day by day during the stock option holder’s service to the Company. The extension period for length of service cannot extend the life of a stock option beyond the period of time determined by the Board of Directors as the stock option term which may not exceed ten years from the date of grant.

Amending Formula

The Board of Directors, on the recommendation of the Committee, may amend, suspend or terminate the Share Option Plan, or amend any term of an issued and outstanding stock option provided that no amendment, suspension or termination may be made without:

•	obtaining approval of the shareholders of the Company, except when approval is not required under the terms of the plan, as explained in more detail below;

•	obtaining any required approval of any applicable regulatory authority or stock exchange; and

•

in the case of issued and outstanding stock options, obtaining the consent or, subject to regulatory approval, the deemed consent of the concerned optionee in the event that the amendment materially prejudices the optionee’s rights.

Shareholder approval is not required with respect to the following amendments, in as much as the amendment is in accordance with applicable regulatory requirements:

•	changing the eligibility for, and limitations on, participation in the Share Option Plan;

•

modifying the periods during which stock options may be exercised, subject to (i) the stock option period terminating on or before the tenth anniversary of the date of the grant of the stock option, and (ii) a maximum stock option exercise period extension of three years;

•

changing the terms on which stock options may be granted and exercised including, without limitation, the provisions relating to the price at which shares may be purchased under the plan, vesting, expiry, assignment and the adjustments to be made in the event of certain changes such as stock splits that affect all shareholders;

•	making amendments that are necessary to comply with applicable law or the requirements of any applicable regulatory authority or stock exchange;

•	correcting or rectifying any ambiguity, defective provision, error or omission in the Share Option Plan; and

•	changing the provisions of the Share Option Plan that relate to its administration.

Finally, any amendment that would reduce the subscription price of an issued and outstanding stock option, lead to a significant or unreasonable dilution of the outstanding shares or provide additional material benefits to insiders of the Company automatically requires shareholder approval.

In the case of an amendment that would reduce the subscription price of any outstanding stock option held by an insider or would extend the expiry date of stock options held by insiders beyond the exercise periods contemplated under the Share Option Plan, approval of the shareholders of the Company, other than the relevant insiders, must be obtained.

Equity Compensation Plan Information as of September 30, 2012

The following table shows the total number of shares to be issued upon the exercise of outstanding stock options under all of CGI’s equity-based compensation plans, their weighted average exercise price, and the number of shares available for future issuance.

Plan Category	Number of Class A subordinate voting shares to be issued upon the exercise of outstanding stock options (#)	Weighted-average exercise price of outstanding stock options ($)	Number of Class A subordinate voting shares remaining available for future issuance under equity compensation plans (excluding shares issuable under outstanding stock options) (#)
Equity compensation plans approved by securityholders	18,617,230	$12.69	19,759,508
Equity compensation plans not approved by securityholders	—	—	—

Total	18,617,230	$12.69	19,759,508

Performance Share Unit Plan

The PSU Plan is governed by the Board of Directors and the Committee makes recommendations to the Board of Directors in relation to the PSU Plan and to awards of PSUs. The Board of Directors has the ultimate and sole power and authority to award PSUs under the PSU Plan and to interpret the terms and conditions of PSUs that have been awarded. The Committee is responsible for the administration of the PSU Plan, and management looks after its day to day implementation.

Under the PSU Plan, the Board of Directors may at any time amend, suspend or terminate the PSU Plan, in whole or in part. PSUs may not be assigned, pledged or otherwise encumbered with the exception of bequests made in wills, or otherwise in accordance with the laws relating to successions.

Under the PSU Plan, the Board of Directors, on the recommendation of the Committee, may award PSUs to executives and to other participants that it determines are eligible. Each PSU entitles the participant to receive one Class A subordinate voting share, subject to the degree of achievement of the profitability and revenue growth objectives set by the Board of Directors as part of the Company’s annual budget and strategic planning process. The number of PSUs awarded is determined based on the dollar amount of long-term compensation required to align the participant’s total compensation with the Company’s compensation policy, and takes into account Stock Options granted under the Company’s Share Option Plan.

As soon as practicable after an award of PSUs, the plan trustee purchases in the open market the shares required to be delivered to the participants on settlement. The plan trustee holds the shares in trust for the purposes of the PSU Plan.

On each settlement entitlement date, the PSU Plan participants receive from the plan trustee a number of Class A subordinate voting shares equal to the number of PSUs that have vested. Participants may elect to defer the settlement of PSUs to a later date not later than the expiry date of the PSUs.

Upon resignation or termination, PSUs that have not become eligible to vest are forfeited, and PSUs that have become eligible to vest are settled on the date of resignation or termination, as the case may be.

Participants who retire and the estates of deceased participants benefit from the automatic vesting of PSUs that have become eligible to vest in accordance with performance-based vesting rules, but that have yet to vest due to time-based vesting. Those PSUs are settled on the date of retirement or death, as the case may be and the plan trustee remits the Class A subordinate voting shares as soon as practicable thereafter.

PSUs expire on December 31 of the third calendar year following the end of the fiscal year during which the PSU Award is made. On the expiry date, all remaining PSUs in the participant’s account that have vested are automatically settled.

The Company does not provide any financial assistance to participants under the PSU Plan.

COMPENSATION OF DIRECTORS

Board of Directors and Standing Committee Fees

Messrs. Serge Godin, André Imbeau and Michael E. Roach are not compensated for their roles as directors of the Company. The compensation paid to Messrs. Godin, Imbeau and Roach is disclosed in the Net Total Compensation Table and the Summary Compensation Table earlier in this document.

The compensation paid to outside directors for the year ended September 30, 2012 remained unchanged from the previous fiscal year ended September 30, 2011, and was based on the elements of directors’ compensation set out in the following table:

Component	Amount
Board retainer	$75,000
Lead Director retainer	$15,000
Committee annual retainer
Members	$2,000
Audit and Risk Management Committee Chair	$12,500
Other Committee Chairs	$10,000
Per-meeting fees
Board of Directors	$1,500
Audit and Risk Management Committee	$2,500
Human Resources Committee	$2,500
Corporate Governance Committee	$2,500
Other fees
Long distance travel allowance per return trip	$5,000

The first $25,000 in retainer fees is paid as a rule in DSUs. However, a DSU participant may elect to receive the equivalent of his or her mandatory portion in cash instead of in DSUs if i) the participant is not a resident of Canada for income tax purposes, or ii) the participant purchases in the open market the same number of CGI subordinate voting shares he or she would have received in the form of DSUs, or iii) the participant is otherwise exempted by the Board of Directors.

For the year ended September 30, 2012 the compensation paid to the directors was as follows:

Directors’ Compensation Table

Name	Fees earned ($)	Share- based awards(a) ($)	Option-based awards(b)(c) ($)	All other compensation ($)	Total ($)
Claude Boivin	104,500	25,000	37,122	—	141,622

Bernard Bourigeaud(d)	116,827	—	22,080	—	138,907

Jean Brassard	102,000	77,000	62.889	—	164,889

Robert Chevrier	110,000	85,000	67,123	—	177,123

Dominic D’Alessandro	100,500	77,000	62,889	—	163,389

Thomas P. d’Aquino	115,182	94,682	73,471	—	188,653

Paule Doré	90,000	25,000	35,334	—	125,334

Richard B. Evans(d)	126,884	77,258	63,397	—	190,281

Serge Godin	Mr. Godin’s compensation is set out in the Net Total Compensation Table and in the Summary Compensation Table earlier in this document

André Imbeau	Mr. Imbeau’s compensation is set out in the Net Total Compensation Table and in the Summary Compensation Table earlier in this document

Gilles Labbé	107,482	54,491	50,298	—	157,780

Eileen A. Mercier	113,339	37,500	44,635	—	157,974

Donna S. Morea(d)	58,714	49,687	37,216	—	95,930

Michael E. Roach	Mr. Roach’s compensation is set out in the Net Total Compensation Table and in the Summary Compensation Table earlier in this document

(a)

The column shows the dollar value of DSUs issued to the director. The DSUs paid are in lieu of a portion of the fees earned by the director shown in the fees column based on the director’s decision to receive a percentage of his or her retainer fees in DSUs instead of cash. The DSU value is therefore already included in the fee remuneration shown in the fee column and not in addition to that remuneration.

(b)

4,000 performance-based stock options are granted to the outside directors annually. The remaining stock options are issued in proportion to the DSUs that the director chooses to receive. See the heading Stock Options and Deferred Stock Units Granted to Directors below. All such stock options are valued for the purpose of the Directors’ Compensation Table using the same Black-Scholes stock option pricing model as used for Named Executive Officers in the Summary Compensation Table earlier in this document. The assumed grant date fair value is therefore $5.52 for 2012. The fair value of the stock options for accounting purposes was determined using the Black-Scholes stock option pricing model that yielded a grant date fair value of $4.67 for 2012. Please refer to the heading Grant Date Fair Value earlier in this document for an explanation of the difference in fair values.

(c)

35.6% of the 4,000 annual performance-based stock option grant became eligible to vest in the 2012 fiscal year. Stock options that did not become eligible to vest based on such performance were forfeited and cancelled. A proportionate reduction amount of $14.216 is required to be deducted from the grant date fair value for the annual grant of 4,000 stock options to reflect accurately the net value of the stock option grant for the director as part of his or her total compensation for the 2012 fiscal year. See the heading Stock Options Granted in Fiscal 2012 earlier in this document.

(d)

Mrs. Morea and Messrs. Bourigeaud and Evans are paid in U.S. dollars at par, based on the same fee arrangement as other outside directors. The amounts shown (other than those for option-based compensation) are in Canadian dollars converted on the basis of the average exchange rate used to present expense information in the Company’s consolidated annual audited financial statements which was CAD$1.00740 for each U.S. dollar for 2012. Please refer to the disclosure concerning the foreign exchange rates used for financial reporting purposes on page 13 of the Management’s Discussion and Analysis for the fiscal year ended September 30, 2012 under the heading Foreign Exchange.

Stock Options and Deferred Stock Units Granted to Directors

Members who join the Board of Directors for the first time are entitled to a grant of 4,000 stock options on the date of their election or appointment. In addition, members of the Board of Directors receive annually a grant of 4,000 stock options. These stock options are granted to directors under the Share Option Plan.

For the fiscal year ended September 30, 2012, members of the Board of Directors were entitled to choose to receive part or all of their retainer fees in DSUs. The number of DSUs granted to a member is equal to the amount of the retainer due to be paid in DSUs divided by the closing price of CGI’s Class A subordinate voting shares on the Toronto Stock Exchange on the day immediately preceding the payment date. Once granted, the value at any time of the DSUs credited to a director’s DSU account is determined based on the market price of CGI’s Class A subordinate voting shares.

Directors are required to receive the first $25,000 of the annual retainer entirely in DSUs. However, a DSU participant may elect to receive the equivalent of his or her mandatory portion in cash instead of in DSUs if i) the participant is not a resident of Canada for income tax purposes or ii) the participant purchases in the open market the same number of CGI Class A subordinate voting shares he or she would have received in the form of DSUs, or iii) the participant is otherwise exempted by the Board of Directors.

The value of DSUs is payable only upon the director ceasing to be a member of the Board of Directors. The amount paid corresponds to the number of DSUs accumulated by the member multiplied by the closing price of CGI’s Class A subordinate voting shares on the payment date selected by the director. Directors may select a payment date for the DSUs subsequent to the date on which they cease to be members of the Board of Directors, but such date cannot be later than December 31 of the calendar year following the year in which they leave the Board of Directors. The amount is paid in cash and is subject to applicable withholding taxes.

For each DSU acquired in lieu of cash retainer fees, the director receives two stock options under the Share Option Plan. Each stock option is issued with a ten-year exercise period and vests at the time of grant. The exercise price is equal to the closing price of CGI’s Class A subordinate voting shares on the Toronto Stock Exchange on the trading day immediately preceding the date of the grant.

The vesting of the 4,000 stock options granted to the members of the Board of Directors during the year ended September 30, 2012 under the Share Option Plan depended on the degree of achievement of profitability and growth objectives. The performance targets required to be met in order for the stock options to vest were the same as those set for the Named Executive Officers. Based on the degree of achievement of profitability and growth objectives for the fiscal year ended September 30, 2012, 35.6% of the stock options became eligible to vest. One-quarter of the stock options eligible to vest based on the achievement of the objectives vested on November 27, 2012 when the results for the fiscal year ended September 30, 2012 were approved by the Board of Directors, one-quarter will vest on October 1, 2013, one-quarter will vest on October 1, 2014, and the final quarter will vest on October 1, 2015. Stock options that did not become eligible to vest as a result of the vesting conditions were forfeited and cancelled.

Stock options Held by Directors

A table showing all outstanding stock options held by the members of the Board of Directors who are not Named Executive Officers as at September 30, 2012 as well as the in-the-money-value of such stock options and the aggregate value of DSUs that are vested but remaining unpaid is provided in Appendix B.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year ($)		Share-based awards Value vested during the year(a) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Claude Boivin	17,681	(b)(c)	25,000	—

Bernard Bourigeaud	26,232	(b)(c)	—	—

Jean Brassard	17,814	(b)(c)	77,000	—

Robert Chevrier	17,841	(b)(c)	85,000	—

Dominic D’Alessandro	7,350	(b)(c)(d)	77,000	—

Thomas P. d’Aquino	17,889	(b)(c)	94,682	—

Paule Doré	8,968	(b)(c)	25,000	—

Name	Option-based awards – Value vested during the year ($)		Share-based awards Value vested during the year(a) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Richard B. Evans	15,117	(b)(c)	77,258	—

Serge Godin	Mr. Godin’s compensation is set out in the Net Total Compensation Table and in the Summary Compensation Table earlier in this document

André Imbeau	Mr. Imbeau’s compensation is set out in the Net Total Compensation Table and in the Summary Compensation Table earlier in this document

Gilles Labbé	7,268	(b)(c)(d)	54,491	—

Eileen A. Mercier	17,741	(b)(c)	37,500	—

Donna S. Morea	2,309,812	(b)(c)	49,687	—

Michael E. Roach	Mr. Roach’s compensation is set out in the Net Total Compensation Table and in the Summary Compensation Table earlier in this document

(a)	The share-based awards are DSUs. See the heading Stock Options and Deferred Stock Units Granted to Directors earlier in this document.
(b)

The stock options that vested during the 2012 fiscal year were the performance-based stock options granted in the 2008, 2009, and 2010 fiscal years for which the exercise prices were $9.31, $12.54 and $15.49 respectively. One-third of the 2008 and 2009 stock options vested on October 1, 2011 when the closing price of the shares was $19.71 and one-third of the 2010 stock options vested on November 9, 2011 when the price of the shares was $20.15.

(c)

The remaining stock options are stock options that directors received as a result of the receipt of DSUs. See the heading Stock Options and Deferred Stock Units Granted to Directors earlier in this document. Those stock options vested at the time of grant. Since the stock option exercise price is equal to the closing price of the shares on the Toronto Stock Exchange on the trading day preceding the date of grant, the value at the time of vesting reflects the positive difference, if any, between the closing price of the shares on the grant date and the exercise price.

(d)

Messrs. d’Alessandro and Labbé also hold performance-based stock options granted on January 27, 2010 with an exercise price of $14.69. Those stock options had the same vesting conditions as the 2009 performance-based stock options one third of which vested on October 1, 2011 when the price of the shares was $19.71.

INDEBTEDNESS OF DIRECTORS AND NAMED EXECUTIVE OFFICERS

As of December 10, 2012, no directors, Named Executive Officers, former directors or former senior officers of the Company were indebted to the Company.

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee of the Board of Directors has responsibility for all corporate governance matters including making recommendations to the Board of Directors in relation to composition of the Board of Directors and its standing committees. The Committee also administers the self-assessment process for the Board, its standing committees and individual directors.

During fiscal 2012, the Committee was composed of Mrs. Eileen A. Mercier, Chair of the Committee, and Mr. Thomas P. d’Aquino, Lead Director, both of whom are independent directors. The Board of Directors determined Mrs. Paule Doré to be an independent member on September 25, 2012 and appointed her to the Committee at that time. The Committee met four times during fiscal 2012.

The role and responsibilities of the Chair of the Committee are described under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs later in this document.

Corporate Governance Practices

Adherence to high standards of corporate governance is a hallmark of the way CGI conducts its business. The disclosure that follows sets out CGI’s corporate governance practices.

CGI’s corporate governance practices conform to those followed by U.S. domestic companies under the New York Stock Exchange listing standards.

CGI’s Shareholders

CGI’s shareholders are the first and most important element in the Company’s governance structures and processes. At each annual general meeting, the Company’s shareholders elect the members of the Company’s Board of Directors and give them a mandate to manage and oversee the management of the Company’s affairs for the coming year. Shareholders have the option of withholding their votes from individual directors, should they wish to do so.

In the normal course of operations, certain corporate actions which may be material to CGI are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to CGI’s Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI’s shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and standing committees, CGI’s corporate governance practices and applicable corporate and securities legislation. Messrs. Serge Godin and André Imbeau, respectively CGI’s Founder and Executive Chairman of the Board, and CGI’s Founder, Vice-Chairman of the Board and Corporate Secretary, are members of the Board of Directors of CGI and, as of December 10, 2012, beneficially owned, directly or indirectly, or exercised control or direction over, shares of CGI representing respectively 46.98% and 7.05% of the votes attached to all of CGI’s outstanding voting shares.

Mandate, Structure and Composition of the CGI Board of Directors

The Committee and the Board of Directors are of the view that the size and composition of the Board of Directors and its standing committees are well suited to the circumstances of the Company and allow for the efficient functioning of the Board of Directors as an independent decision-making body.

Board of Directors and Committee Charters

Each standing committee operates according to its charter approved by the Board of Directors which sets out the committee’s duties and responsibilities.

The Board of Directors charter and the charter of each of the standing committees require that the charters be reviewed annually. As part of that process each standing committee undertakes a review of its mandate and tables any recommendations for changes with the Corporate Governance Committee at its September meeting each year. The Committee reviews the submissions of the standing committees and also reviews the Board of Directors charter. The Committee then makes a recommendation to the Board of Directors based on the conclusion of the review. The Board of Directors takes the Committee’s recommendation into account in making such changes as it determines to be appropriate.

The Board of Directors and standing committee charters are contained in CGI’s Fundamental Texts which may be found as Appendix A to CGI’s 2012 Annual Information Form which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the 2012 Annual Information Form will be provided promptly to shareholders upon request. The charters are hereby incorporated by reference from the Fundamental Texts as follows:

•	Board of Directors Charter	page 18

•	Corporate Governance Committee Charter	page 27

•	Human Resources Committee Charter	page 33

•	Audit and Risk Management Committee Charter	page 38

The following table summarizes the structure, responsibilities and membership of each of the Company’s standing committees.

COMMITTEE	MEMBERSHIP

Audit and Risk Management Committee

Composed entirely of independent directors, the Audit and Risk Management Committee: is mandated by the Board of Directors to recommend the appointment of the external auditors and the terms of their engagement; reviews with the auditors the scope of the audit; reviews with the auditors and management the effectiveness of the Company’s accounting policies and practices, the Company’s internal control procedures, programs and policies and the adequacy and effectiveness of the Company’s internal controls over the accounting and financial reporting systems within the Company; reviews related party transactions; and reviews and recommends to the Board of Directors the approval of the Company’s interim and audited annual consolidated financial statements and all public disclosure documents containing audited or unaudited financial information.

Gilles Labbé (Chair) Claude Boivin Jean Brassard Richard B. Evans

Corporate Governance Committee

Composed entirely of independent directors, the Corporate Governance Committee: is responsible for developing the Company’s approach to governance issues and the Company’s response to corporate governance requirements and guidelines; reviews the composition of the Board of Directors, its standing committees and members and recommends Board nominees; carries out the annual Board of Directors self-assessment process; oversees the orientation and continuing education program for directors; and helps to maintain an effective working relationship between the Board of Directors and management.

Eileen A. Mercier (Chair) Thomas P. d’Aquino Paule Doré

Human Resources Committee

Composed entirely of independent directors, the Human Resources Committee: is responsible for reviewing the compensation of certain senior executives of the Company and for making recommendations to the Board of Directors in respect thereto; and performs functions such as reviewing the Company’s succession planning and such other matters that the Committee may consider suitable with respect to compensation or as may be specifically directed by the Board of Directors from time to time.

Robert Chevrier (Chair) Bernard Bourigeaud Dominic D’Alessandro

Role and Responsibilities of the Executive Chairman and of the CEO

Elected by the shareholders, the Board of Directors has delegated to management the responsibility for day-to-day management of the business of the Company in accordance with the Company’s Operations Management Framework which has been adopted by the Board of Directors. The Operations Management Framework sets out the overall authority of the Company’s management team as well as the level of management approval required for the various types of operations and transactions that make up the ordinary course of the Company’s business.

The Executive Chairman’s role allows Mr. Serge Godin to devote his time to the development and implementation of strategic initiatives, including strengthening the Company’s partnerships with existing clients and fostering key relationships that lead to new business, including large outsourcing contracts and strategic acquisitions. The nature of the Executive Chairman’s responsibilities are such that he is a senior executive officer of the Company and is not an independent chairman of the Board.

All operational and corporate functions, other than the office of the Chairman and the corporate secretariat which report to the Executive Chairman, report to the CEO who reports directly to the Board of Directors. The CEO, jointly with the management team, develops the strategies and corporate objectives which are approved by the Board of Directors. Each year the Human Resources Committee assesses the performance of the management team in achieving the objectives and makes recommendations to the Board of Directors in relation to the vesting of stock options and PSUs and the payment of bonuses to the Named Executive Officers under the Company’s Profit Participation Plan.

Taken together, the Operations Management Framework and the corporate objectives approved by the Board of Directors annually define the scope of management’s authority and responsibilities, including those of the Executive Chairman and of the CEO, in relation to the Company’s day to day operations and the attainment of its objectives. The Executive Chairman and the CEO table reports to the Board of Directors at each regularly scheduled Board meeting and their performance relative to objectives is assessed annually. Ultimately, the Board of Directors reports to the shareholders at the Annual General Meeting of Shareholders.

Role and Responsibilities of the Lead Director and Standing Committee Chairs

Lead Director

Mr. Thomas P. d’Aquino, an independent member of the Board of Directors, is currently CGI’s Lead Director.

The Charter of the Board of Directors, which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document), requires that the Board of Directors appoint a Lead Director from among the independent directors. The Lead Director is responsible for ensuring that the Board of Directors acts independently of the Company’s management and is alert to its obligations to the shareholders.

In fulfilling his responsibilities, the Lead Director provides input to the Executive Chairman in the preparation of Board of Directors meeting agendas, sets the agenda for and chairs the meetings of the independent directors, and leads the annual self-evaluation process for the Board of Directors.

In conjunction with the Executive Chairman, the Lead Director facilitates the effective and transparent interaction of Board members and management. The Lead Director also provides feedback to the Executive Chairman and acts as a sounding board with respect to strategies, accountability, relationships and other matters.

Standing Committee Chairs

The role and responsibilities of each of the Chairs of the standing committees of the Board of Directors are set forth in the charter of each committee. The standing committee charters are incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document).

The Chair of each committee is responsible for leading the committee’s work and, in that capacity, ensuring that the committee’s structure and mandate are appropriate and adequate to support the fulfilment of its responsibilities, that the committee has adequate resources as well as timely and relevant information to support its work, and that the scheduling, organization and procedures of committee meetings provide adequate time for the consideration and discussion of relevant issues. The committee Chair is responsible for ensuring that the effectiveness of the committee is assessed on a regular basis.

The committee chair presides the committee’s meetings and works with the Corporate Secretary, the Executive Chairman and the Company’s concerned executive officers in setting both the calendar of the committee’s meetings and the agendas for each meeting and has the authority to convene special meetings of the committee. The committee Chair acts as liaison with the Company’s management in relation to the committee’s work program and ensures that the committee reports to the full Board of Directors at each subsequent meeting of the Board of Directors in relation to the committee’s deliberations, decisions and recommendations.

Criteria for Tenure on the CGI Board of Directors

Each year, the Committee reviews all of the Company’s corporate governance practices as part of an exercise that takes place well in advance of the annual preparation and review of the Company’s Management Proxy Circular, so that such practices, including those that govern the conditions for tenure on the Board of Directors, receive careful consideration apart from the year-end and annual general meeting preparation cycle.

Independence

CGI’s corporate governance practices require that a majority of the members of CGI’s Board of Directors be independent. This means that they must be and remain free from any material ties to the Company, its management and its external auditors that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and otherwise in keeping with industry best practices and the definitions of independence applicable under stock exchange and securities regulators’ governance guidelines and rules.

The Board of Directors has concluded that the position of Lead Director, in place since 1996, ensures that the Board of Directors is able to act independently of management in an effective manner. The Lead Director holds regular meetings of the outside directors, as well as regular meetings of the independent directors without related directors present. The Lead Director held four such meetings of the outside directors during the year ended September 30, 2012.

The Board of Directors has determined that the directors identified as being independent in this Management Proxy Circular do not have interests in or relationships with CGI or with any of CGI’s significant shareholders that could, or could reasonably be perceived to, materially interfere with the directors’ ability to act in the best interests of the Company, and that they are therefore independent under the applicable guidelines and rules.

The independence of the Board of Directors and its standing committees is further enhanced by their ability to engage outside advisors as needed. In addition, individual directors may also retain the services of outside advisors with the authorization of the Chair of the Corporate Governance Committee.

Shareholders of CGI, or any person who has an interest in the Company, who wish to contact CGI’s non-management or independent directors may do so by e-mail sent to lead_director@cgi.com or by using the contact page for the Lead Director on CGI’s website at www.cgi.com.

Expertise and Financial and Operational Literacy

CGI’s corporate governance practices require that all members of CGI’s Board of Directors be both financially and operationally literate. The financial literacy of individual Board members need not be as extensive as that of members who sit on CGI’s Audit and Risk Management Committee. Having operational literacy means that the director must have substantial experience in the execution of day to day business decisions and strategic business objectives acquired as a result of meaningful past experience as a chief executive officer or as a senior executive officer in another capacity but with a broad responsibility for operations.

The directors’ experience and subject matter expertise is examined by the Committee annually when it reviews and makes recommendations to the Board of Directors in relation to succession planning for the Board of Directors in the context of the Board of Directors and standing committee self-evaluation process (see the heading Participation in the Annual Self-Assessment Process later in this document). Expertise in the industry vertical markets in which the Company operates, operational expertise and literacy, and financial literacy make up the key criteria that are used to select candidates for Board membership, to review and determine the composition of CGI’s Board, and to assess the performance of directors annually as part of the annual Board of Directors and standing committee self-evaluation process. The Board of Directors’ objective in relation to its composition is to ensure that it has expert representation for each of the Company’s targeted vertical markets.

The members of the Board who serve on the Company’s Audit and Risk Management Committee must be operationally literate and be financially literate in the sense of having the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CGI’s financial statements, and otherwise in keeping with applicable governance standards under applicable securities laws and regulations.

The Committee and the Board of Directors have determined that all members of the Audit and Risk Management Committee are financially literate and that the Committee Chair, Mr. Gilles Labbé has financial expertise as required by the New York Stock Exchange corporate governance rules and the rules adopted by the U.S. Securities and Exchange Commission (“SEC”) in accordance with the Sarbanes Oxley Act of 2002. Mr. Labbé is a Fellow of the Institute of Chartered Accountants.

The remaining members of the Audit and Risk Management Committee, Messrs. Claude Boivin, Jean Brassard and Richard B. Evans, are financially literate in the sense that they have the knowledge and skills necessary to allow them to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by CGI’s financial statements.

Mr. Claude Boivin acquired his financial literacy while serving as President and Chief Operating Officer of Hydro-Quebec prior to his retirement, and thereafter as a result of his service on the audit committees of Boralex Power Income Fund and GLV Inc. and the Audit and Risk Management Committee of the Company. Prior to his current service on the Committee, Mr. Boivin was a member of the Committee from 1997 to 2006.

Mr. Jean Brassard acquired his financial literacy as a result of having served as CGI’s Chief Operating Officer until his retirement in October 2000.

Mr. Richard B. Evans acquired his financial literacy while serving as Chief Executive of Rio Tinto Alcan (and as President and Chief Executive Officer of Alcan Inc. prior to its acquisition by Rio Tinto Plc). In his role as chief executive officer he was responsible for the supervision of the chief financial officer of the company and was ultimately responsible for operations as well as accounting and financial reporting.

Attendance at Board and Standing Committee Meetings

The Committee monitors director attendance and, in addition to considering attendance in relation to the recommendation for directors to be proposed for election at the Annual General Meeting of shareholders, the Committee discloses the attendance record for all directors in the Management Proxy Circular. The overall attendance rate for CGI’s Board of Directors for fiscal 2012 was 93% for the Board of Directors, 96% for the Audit and Risk Management Committee, 92% for the Human Resources Committee and 100% for the Corporate Governance Committee. Detailed meeting and attendance information is provided in the following table.

Board and Standing Committee Meetings and Attendance Year ended September 30, 2012
	Board Meetings Attended		Committee Meetings Attended
Director	6 regular meetings 4 special meetings		Audit Governance Human Resources	5 regular meetings 4 regular meetings 4 regular meetings
Claude Boivin	10 of 10	100%	Audit	5 of 5	100%
Bernard Bourigeaud	8 of 10	80%	Human Resources	3 of 4	75%

Jean Brassard(a)	10 of 10	100%	Audit	2 of 2	100%
			Governance	2 of 2	100%
Robert Chevrier	10 of 10	100%	Human Resources (Chair)	4 of 4	100%

Board and Standing Committee Meetings and Attendance Year ended September 30, 2012
	Board Meetings Attended		Committee Meetings Attended
Director	6 regular meetings 4 special meetings		Audit Governance Human Resources	5 regular meetings 4 regular meetings 4 regular meetings
Dominic D’Alessandro	9 of 10	90%	Human Resources	4 of 4	100%

Thomas P. d’Aquino	7 of 10	70%	Governance	4 of 4	100%

Paule Doré(b)	10 of 10	100%	Governance	n.a.	n.a.

Richard B. Evans	8 of 10	80%	Audit	5 of 5	100%

Serge Godin (Chair)	10 of 10	100%

André Imbeau	10 of 10	100%

Gilles Labbé	9 of 10	90%	Audit (Chair)	4 of 5	80%

Eileen A. Mercier(c)	10 of 10	100%	Governance (Chair)	2 of 2	100%
			Audit (Chair)	3 of 3	100%

Donna S. Morea	6 of 7	86%

Michael E. Roach	10 of 10	100%

(a)

Mr. Brassard ceased to be a member of the Corporate Governance Committee on February 2, 2012 when he became a member of the Audit and Risk Management Committee and the table therefore reflects his transition between those committees.

(b)	Mrs. Doré was appointed as a member of the Corporate Governance Committee on September 25, 2012. No meetings of the Committee were held in fiscal 2012 subsequent to her appointment.
(c)

Mrs. Mercier ceased to be a member and Chair of the Audit and Risk Management Committee on February 2, 2012 when she became a member and Chair of the Corporate Governance Committee and the table therefore reflects her transition between those committees.

Share Ownership Guidelines for Directors

A share ownership guideline was adopted for directors on June 15, 2004. CGI’s directors are required to hold at least 10,000 Class A subordinate shares or DSUs within the later of i) three years of their election or appointment to the Board of Directors and ii) three years from the adoption of the guideline on June 15, 2004. All directors’ holdings respect the guideline.

The share ownership on the part of the Company’s outside directors as of December 10, 2012 and the date on which their holding must meet the minimum level of share ownership are set out in the following table.

Outside Directors’ Share Ownership(a)
Director	Year	Number of Class A subordinate voting shares	Number of DSUs	Total Number of shares and DSUs	Total “at risk” value of shares and DSUs(b)	Shares or DSUs to be acquired to meet minimum ownership level	Date by which minimum ownership level must be met
Claude Boivin	2012	104,596	10,265	114,861	$2,608,493	n.a.	Complies with ownership guidelines
	2011	104,596	9,150	113,746	$2,147,524
	Change	—	1,115	1,115	$460,969

Bernard Bourigeaud	2012	10,000	—	10,000	$227,100	n.a.	Complies with ownership guidelines
	2011	10,000	—	10,000	$188,800
	Change	—	—	—	$38,300

Outside Directors’ Share Ownership(a)
Director	Year	Number of Class A subordinate voting shares	Number of DSUs	Total Number of shares and DSUs	Total “at risk” value of shares and DSUs(b)	Shares or DSUs to be acquired to meet minimum ownership level	Date by which minimum ownership level must be met
Jean Brassard(c)	2012	921,504	7,317	928,821	$21,093,525	n.a.	Complies with ownership guidelines
	2011	1,021,504	3,882	1,025,386	$19,359,288
	Change	(100,000)	3,435	(96,565)	$1,734,237

Robert Chevrier	2012	10,000	28,392	38,392	$871,882	n.a.	Complies with ownership guidelines
	2011	10,000	24,600	34,600	$653,248
	Change	—	3,792	3,792	$218,634

Dominic D’Alessandro	2012	10,000	9,608	19,608	$445,298	n.a.	Complies with ownership guidelines
	2011	10,000	6,174	16,174	$305,365
	Change	—	3,434	3,434	$139,933

Thomas P. d’Aquino	2012	—	28,515	28,515	$647,576	n.a.	Complies with ownership guidelines
	2011	—	24,277	24,277	$458,350
	Change	—	4,238	4,238	$189,226

Paule Doré	2012	99,774	2,375	102,149	$2,319,804	n.a.	Complies with ownership guidelines
	2011	99,774	—	99,774	$2,101,250
	Change	—	2,375	2,375	$218,554

Richard B. Evans	2012	10,000	10,716	20,716	$470,460	n.a.	Complies with ownership guidelines
	2011	10,000	7,266	17,266	$325,982
	Change	—	3,450	3,450	$144,478

Gilles Labbé	2012	—	6,187	6,187	$140,507	3,813	January 27, 2013
	2011	—	3,767	3,767	$71,121
	Change	—	2,420	2,420	$69,386

Eileen A. Mercier	2012	21,739	23,215	44,954	$1,020,905	n.a.	Complies with ownership guidelines
	2011	18,877	21,543	40,420	$763,130
	Change	2,862	1,672	4,534	$257,776

Donna S. Morea	2012	15,052	2,072	17,124	$388,886	n.a	Complies with ownership guidelines
	2011	21,540	—	21,540	$406,675
	Change	(6,488)	2,072	(4,416)	($17,789)

(a)	2012 information is provided as of December 10, 2012 and 2011 information is provided as of December 13, 2011.
(b)	Based on the closing prices of the Company’s shares on the Toronto Stock Exchange on December 10, 2012 and December 13, 2011 respectively.
(c)	The number of shares shown for Mr. Brassard combines the Class A subordinate voting shares and Class B shares owned or controlled, directly or indirectly, by Mr. Brassard.

Availability and Workload

The Board of Directors has endorsed the Committee’s recommendation not to adopt formal guidelines on the number of boards or committees on which independent directors may sit on the basis that the contribution of each director to the work of the Board of Directors forms part of the Board of Directors self-assessment process and that arbitrary limits might not serve the interests of the Company.

Mr. Richard B. Evans serves on the audit committee of one other company, and Messrs. Boivin, Brassard and Labbé do not sit on any other audit committees. The Board of Directors and the Committee have determined that Mr. Evans’ service on the other audit committee on which he sits does not impair his capacity to serve the Company’s Audit and Risk Management Committee effectively.

Conflicts of Interest

A process is in place for directors to acknowledge annually CGI’s Code of Ethics and Business Conduct in the same way as officers and members, and all the directors have done so. All directors have also declared their interests in all other companies where they serve as directors or officers. The Board of Directors has endorsed the Committee’s recommendation to maintain the practice of having directors tender their resignation for consideration upon a major change in their principal occupation.

Participation in the Orientation and Continuing Education Program

Each new director participates in a formal orientation and continuing education program. The program consists of a detailed presentation of the Company’s current three-year strategic plan, coupled with a series of meetings between the new director and i) the Founder and Executive Chairman of the Board, ii) the Lead Director, iii) the President and Chief Executive Officer, iv) the Chair of each standing committee to which the director will be assigned, and v) other key senior executive officers of the Company. Depending on the director’s experience and background and the results of the executive meetings, additional meetings may be scheduled. In addition to the executive briefings, new directors receive the CGI Director Reference Binder, a comprehensive set of documents containing both public and non-public information concerning the Company, which includes detailed information in relation to the Company; its operations; financial condition; management structure; policies and public disclosure record; the work programs and minutes of past meetings of the Board of Directors and of its standing committees; biographies of CGI’s key senior officers; materials related to the director’s duties and responsibilities, including, a synopsis of the Company’s insurance coverage for directors and officers liability; CGI’s Guidelines on Timely Disclosure of Material Information and Transactions in Securities by Insiders (see the heading Guidelines on Disclosure of Information later in this document); and the Company’s process for reporting transactions in its shares carried out by its reporting insiders.

In addition to the formal orientation program, the continuing education program includes presentations on a variety of topics of interest, including on recent developments in the global information technology market, which are provided to the Board of Directors on a regular basis. Detailed presentations are also made to the standing committees of the Board of Directors on technical subjects such as the application of accounting principles in the preparation of the Company’s financial statements, corporate governance rules and practices, and trends in executive and directors’ compensation.

Directors also receive updates on business and governance initiatives as well as responses to questions raised by the members of the Board of Directors from time to time. Directors who wish to do so may make arrangements with the Corporate Secretary to participate, at CGI’s expense, in board-level industry associations or conferences, to attend continuing education courses that are relevant to their role as a director of the Company or otherwise to pursue activities that contribute in a meaningful way to the value they bring to CGI’s Board of Directors.

Participation in the Annual Self-Assessment Process

The Lead Director, in concert with the Committee, coordinates an annual self-assessment of the effectiveness of the Board of Directors as a whole, of the standing committees of the Board, and of the contribution of individual directors. The Committee is also responsible for establishing the competencies, skills and personal qualities it seeks in new Board members with a view to adding value to the Company, and directors are assessed against the contribution they are expected to make. This assessment is based on annual questionnaires to which directors respond.

Separate questionnaires cover the assessment of the Board as a whole and the individual directors’ contributions. Once the responses are received, the Lead Director compiles and analyses the results. He then discusses the self assessments with each director. Following the one-on-one discussions with directors, the Lead Director the reviews the overall results of the self-assessment process with the Founder and Executive Chairman of the Board, and with the Chairs of the standing committees. The Committee then meets to review the results of the self-assessment process and subsequently presents the final result to the Board of Directors for discussion.

The Board of Directors reviews the assessment of its performance and the recommendations provided by the Committee annually with the objective of increasing the Board’s effectiveness in carrying out its responsibilities. The Board of Directors takes appropriate action based on the results of the review process.

Retirement Age and Director Term Limits

The Board of Directors has endorsed the Committee’s recommendation not to adopt a formal retirement age or term limits for directors.

CGI’s success is due in large measure to the Company’s experience and expertise in its vertical markets. The selection criteria for CGI’s Board of Directors which are explained earlier in this document under the heading Expertise and Financial And Operational Literacy recognize this and are designed to ensure that the Company has subject matter experts on the Board of Directors who can effectively provide intelligence, experience, expertise and business and operational insight into each of the Company’s industry vertical markets. Imposing a term limit or an arbitrary retirement age would unnecessarily expose the Company to losing valuable resources that could not be easily replaced. The Committee and the Board of Directors are therefore of the view that a mandatory retirement age or term limits might arbitrarily and needlessly deprive the Board of Directors of valuable resources.

As with the other aspects of CGI’s corporate governance practices, director term limits and the Board of Directors retirement policy are reviewed annually. When the time comes to discuss term limits or a retirement age, the directors who would be affected in the event that such limits were adopted withdraw from the meeting and abstain from voting on the matter.

Nomination Process for the Board of Directors

The shareholders are responsible for electing CGI’s directors. The responsibility for proposing candidates for election by the shareholders lies with the Board of Directors. The Board of Directors relies on the nomination recommendations of the Committee.

Based on the results of the Board of Directors self-evaluation (see the heading Participation in the Annual Self-Assessment Process earlier in this document) or on its own assessment from time to time of the needs of the Company, the Committee may recommend that the composition of the Board or its standing committees be varied in order to ensure that it continues to serve the best interests of the Company and to ensure an appropriate succession of directors. By way of example, when it is appropriate to do so, additional directors may be appointed to committees so as to ensure that knowledge is passed along in order to facilitate a smooth transition should the need arise.

When changes to Board of Directors composition are required, potential candidates are identified on the basis of their expertise and knowledge in the industry vertical markets in which the Company operates and their operational and financial literacy. The Committee, the Founder and Executive Chairman of the Board, the Chair of the Committee and the Lead Director consult with each other with respect to the actions to be taken and the necessary steps are then taken to evaluate the candidates and confirm their willingness to serve on the Board of Directors.

Once the selection of candidates is made, the Committee recommends to the Board of Directors that the candidate or candidates be either appointed by the Board of Directors if there is a vacancy to be filled, or be nominated for election at the next meeting of shareholders.

Under the terms of a Registration Rights Agreement between the Company and the Caisse de dépôt et placement du Québec (the “Caisse”) entered into as of August 20, 2012 in the context of the acquisition of Logica plc, the Caisse has the right, as long as it beneficially owns or exercises control or direction over 15% or more of the outstanding Class A subordinate voting shares, to recommend to CGI one nominee to be part of any slate of directors proposed for election by CGI and to be included in a proxy circular relating to the election of directors of CGI, provided that the nominee shall have no material relationship with CGI or the Caisse, that he or she shall be eligible to serve as a director under CGI’s articles and laws of incorporation, and that his or her nomination shall be subject to a favourable recommendation of the Committee. CGI has no shareholder’s agreement with Caisse and the Caisse has not yet exercised its Board nomination right.

Board of Directors Participation in Strategic Planning

The Board of Directors is directly and closely involved in the preparation and approval of CGI’s rolling three-year strategic plan which is reviewed and assessed annually by the Board of Directors.

CGI has adopted a bottom-up process for budgeting and strategic planning in order to ensure that the resulting business plan is as closely attuned as possible to maximizing the Company’s business opportunities and mitigating operational and other risks. The Board of Directors receives a detailed briefing early in the planning process covering all aspects of CGI’s strategic planning so that the directors are in a position to contribute to the process in a meaningful way before the final business plan has taken shape.

In keeping with CGI’s three-year rolling strategic planning process, the strategic plan begins with the initiatives, directions and priorities identified at the business unit level by the Company’s management team that are shared at the Company’s annual Vice-Presidents’ conference. The plan is then presented to the directors in July for review and discussion. In the next step, the plan is refined by management and is subsequently presented to the Board of Directors for approval in September. The rolling three-year planning process provides a meaningful opportunity for the directors to contribute to the strategic planning process. In addition to the formal planning process, every Board meeting agenda features a standing item entitled Directors’ Round Table that serves as a forum for continuing free-ranging discussion between the Board and management in relation to the Company’s strategic direction.

Guidelines on Disclosure of Information

CGI’s Guidelines on Timely Disclosure of Material Information and Transactions in Securities of CGI by Insiders adopted by CGI’s Board of Directors (the “Guidelines”) set out the essential principles underlying the Company’s disclosure practices in keeping with the rules of regulatory authorities and best disclosure practices. The Guidelines are contained in CGI’s Fundamental Texts which may be found as Appendix A to CGI’s 2012 Annual Information Form which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the 2012 Annual Information Form will be provided promptly to shareholders upon request.

Under the Guidelines, the Board of Directors has the responsibility to oversee the content of the Company’s major communications to its shareholders and the investing public. The Board of Directors believes that it is management’s role to communicate on behalf of the Company with its shareholders and the investment community. The Company maintains an effective investor relations process to respond to shareholder questions and concerns. In 2004, the Company adopted the CGI Shareholder Partnership Management Framework (“SPMF”). The SPMF structures the processes and information flows between CGI and its shareholders as well as with the investment community, including both the buy-side (institutional investors) and sell-side (investment dealers) research analysts. CGI obtained ISO 9001 certification for the application of the SPMF in the Company’s operations.

As part of the SPMF process, CGI conducts a survey of sell-side analysts and institutional shareholders every year as a means of measuring shareholder satisfaction. The survey is designed to provide insights into investor sentiment and to improve the investor relations program.

The SPMF annual assessment conducted during the 2012 fiscal year returned an overall score for CGI of 8.1 out of 10 which compares favourably to the average score for other public companies of 6.7 out of 10.

Following the assessment, suggestions for improvement received in the course of the survey are acted upon as a means of assuring continuous improvement.

The Board of Directors reviews and, where required, approves statutory disclosure documents prior to their dissemination to the market and to the Company’s shareholders.

The Charter of the Board of Directors which is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document) provides that directors’ duties include the oversight of the integrity of the Company’s internal control and management information systems. The Audit and Risk Management Committee has the primary responsibility under its charter to review the internal control and management information systems of the Company. The Committee reports to the Board of Directors in that regard.

Directors’ Compensation

The Human Resources Committee reviews directors’ compensation periodically. In determining directors’ remuneration, the Committee considers the directors’ compensation offered by the companies comprised in the reference group of companies used as a guide in determining compensation matters, and the risks and responsibilities that the directors of the Company assume in keeping with the roles of the Board of Directors and of the standing committees. See the heading Compensation of Directors in the report of the Human Resources Committee earlier in this document.

Codes of Ethics and Business Conduct

CGI’s Code of Ethics and Business Conduct and its Executive Code of Conduct are contained in CGI’s Fundamental Texts which may be found as Appendix A to CGI’s 2012 Annual Information Form which was filed with the Canadian securities regulatory authorities and which is available at www.sedar.com and on CGI’s web site at www.cgi.com. A copy of the 2012 Annual Information Form will be provided promptly to shareholders upon request.

The Board of Directors monitors compliance with the Code of Ethics and Business Conduct and under the Board of Directors charter is responsible for any waivers of the codes’ provisions granted to directors or officers. No such waivers have been granted to date.

It is the Committee that is principally responsible for the annual review of the Code of Ethics and Business Conduct, overseeing compliance with the code of ethics, reviewing any request to waive or exempt from its application, and making recommendations on these matters to the Board of Directors.

Under the terms of the Code of Ethics and Business Conduct, all of CGI’s members are required to comply with the code and to see that it is complied with. The code requires that infractions be reported to management and the Corporate Secretary is specifically mandated with receiving reports of infractions and reporting them to the Committee and to the Board of Directors.

The Board of Directors has established procedures approved by the Audit and Risk Management Committee for the receipt, retention, and treatment of complaints regarding accounting, internal accounting control or auditing matters as well as other breaches of the Code of Ethics and Business Conduct or of the Executive Code of Conduct. In that regard, the Company adopted the CGI Serious Ethical Incidents Reporting Policy which allows members who wish to submit a complaint to do so via a third party ethics reporting hotline and secure web site which assures that members who wish to preserve their anonymity are able to do so with confidence. The Audit and Risk Management Committee is primarily responsible for receiving and dealing with these incident reports. A report on the process and on incident reports received is provided quarterly to the Audit and Risk Management Committee by the head of the internal audit department.

A program for the integration of new members ensures that new members receive an orientation that familiarizes them with CGI’s policies, their responsibilities as members and the benefits to which they are entitled. In order to ensure that all CGI’s members are aware of the importance that the Company attaches to compliance with the Code of Ethics and Business Conduct, each new member is informed about the code and the process for reporting ethics breaches, and is required to undertake in writing to comply with the code. This written undertaking is renewed annually at the same time as the member’s evaluation.

CGI’s Leadership Institute regularly provides an intensive series of courses designed to ensure that new managers are familiar with CGI’s methods of operation and its policies, including the Code of Ethics and Business Conduct and the process for reporting breaches.

In addition, the Company provides an internet portal that ensures that all members have access to the Company’s policies, including the code of ethics and the process for reporting breaches.

These measures are in addition to quarterly reports tabled with the Audit and Risk Management Committee by the internal audit department, the internal controls review function, and the legal department on matters for which they are responsible. These reports may include reports of breaches of the code of ethics when such breaches are raised in internal audit mandates or in claims made against the Company.

In addition to CGI’s Code of Ethics and Business Conduct, CGI’s principal executive and financial officers, including the Founder and Executive Chairman of the Board, the Founder, Vice-Chairman of the Board and Corporate Secretary, the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, the principal accounting officer or controller, and other persons performing similar functions, are subject to CGI’s Executive Code of Conduct which they are required to review and acknowledge on an annual basis.

CGI Federal Inc., the Company’s operating subsidiary that provides services to the US federal government, has adopted policies and procedures to comply with specific requirements under US Federal government procurement laws and regulations.

Relationship with Shareholders and Decisions Requiring their Consent

In keeping with CGI’s policy of seeking to align the interests of its three stakeholder groups (see the Letter to Shareholders on page iv earlier in this document), CGI implemented the SPMF which forms part of the Company’s ISO certification. See the heading Guidelines on Disclosure of Information earlier in this document for a more detailed discussion of the SPMF.

In the normal course of operations certain corporate actions which may be material to CGI are initiated from time to time by the Company’s senior management and, at the appropriate time, are submitted to CGI’s Board of Directors for consideration and approval. When appropriate, such matters are also submitted for consideration and approval by CGI’s shareholders. All such approvals are sought in accordance with the charters of the Board of Directors and standing committees, CGI’s corporate governance principles and applicable corporate and securities legislation. Messrs. Serge Godin and André Imbeau, respectively CGI’s Founder and Executive Chairman of the Board and Founder, Vice-Chairman of the Board and Corporate Secretary, are members of the Board of Directors of CGI and, as of December 10, 2012, beneficially owned, directly or indirectly, or controlled or directed shares of CGI representing respectively 46.98% and 7.05% of the votes attached to all of CGI’s outstanding voting shares.

REPORT OF THE AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee of the Board of Directors is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange and of the U.S. Securities and Exchange Commission.

The Committee is composed of Mr. Gilles Labbé, Chair of the Committee, and Messrs. Claude Boivin, Jean Brassard and Richard B. Evans. The Committee met five times during fiscal 2012. Mr. Labbé’s role and responsibilities as Chair of the Committee are described earlier in this document in the report of the Corporate Governance Committee under the heading Role and Responsibilities of the Lead Director and Standing Committee Chairs.

The role and responsibilities of the Committee are contained in the Committee’s charter. The Committee’s charter forms part of CGI’s Fundamental Texts and the charter is incorporated by reference in this Management Proxy Circular (see the heading Mandate, Structure and Composition of the CGI Board of Directors earlier in this document) and is available on CGI’s web site at www.cgi.com. The role and responsibilities of the Committee include:

(a)	reviewing all public disclosure documents containing audited or unaudited financial information concerning CGI;

(b)

identifying and examining the financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management;

(c)	reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting;

(d)	reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness;

(e)	reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor;

(f)

recommending to the Board of Directors the appointment of the external auditors, asserting the external auditors’ independence, reviewing the terms of their engagement and pursuing ongoing discussions with them;

(g)	reviewing all related party transactions in accordance with the rules of the New York Stock Exchange and other applicable laws and regulations;

(h)	reviewing the audit procedures including the proposed scope of the external auditors’ examinations; and

(i)	performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors.

The Committee fulfilled all aspects of its mandate for the fiscal year ended September 30, 2012.

External Auditors’ Independence

The Committee is required to assert the independence of CGI’s external auditors and, to this end, entertains discussions with the external auditors on applicable criteria and obtains yearly confirmations from them as to their independence.

Auditor Independence Policy

In order to satisfy itself as to the independence of the external auditors, the Committee has adopted an auditor independence policy which covers (a) the services that may and may not be performed by the external auditors, (b) the governance procedures to be followed prior to retaining services from the external auditors, and (c) the responsibilities of the key participants. The following is a summary of the material provisions of the policy:

Performance of Services

Services are either acceptable services or prohibited services.

The acceptable services are: (a) audit and review of financial statements, (b) prospectus work, (c) audit of pension plans, (d) special audits on control procedures, (e) tax planning services on mergers and acquisitions activities, (f) due diligence relating to mergers and acquisitions, (g) tax services related to transfer pricing, (h) sales tax planning, (i) research and interpretation related to taxation, (j) research relating to accounting issues, (k) proposals and related services for financial structures and large tax planning projects, (l) preparation of tax returns, and (m) all other services that are not prohibited services.

The prohibited services are: (a) bookkeeping services, (b) design and implementation of financial information systems, (c) appraisal or valuation services or fairness opinions, (d) actuarial services, (e) internal audit services, (f) management functions, (g) human resources functions, (h) broker-dealer services, (i) legal services, (j) services based on contingency fees, and (k) expert services.

Governance Procedures

The following control procedures are applicable when considering whether to retain the external auditors’ services:

For all services falling within the permitted services category, whether they are audit or non-audit services, a request for approval must be submitted to the Committee through the Executive Vice-President and Chief Financial Officer prior to engaging the auditors to perform the services.

In the interests of efficiency, certain permitted services are pre-approved quarterly by the Committee and thereafter only require approval by the Executive Vice-President and Chief Financial Officer as follows:

•	The Committee can pre-approve envelopes for certain services to pre-determined dollar limits on a quarterly basis;

•	Once pre-approved by the Committee, the Executive Vice-President and Chief Financial Officer may approve the services prior to the engagement;

•	For services not captured within the pre-approved envelopes and for costs in excess of the pre-approved amounts, separate requests for approval must be submitted to the Committee; and

•	At each meeting of the Committee, a consolidated summary of all fees by service type is presented including a breakdown of fees incurred within each of the pre-approved envelopes.

Key Participants’ Responsibilities

Management and the Committee are the Company’s two key participants for the purposes of the Company’s Auditor Independence Policy.

The primary responsibilities of management are: (a) creating and maintaining a policy that follows applicable auditor independence standards, (b) managing compliance with the policy, (c) reporting to the Committee all mandates to be granted to the external auditors, and (d) monitoring and approving services to be performed within the pre-approved envelopes.

The primary responsibilities of the Committee are: (a) nominating the external auditors for appointment by the Company’s shareholders, (b) approving fees for audit services, (c) approving the auditor independence policy and amendments to the policy, (d) monitoring management’s compliance with the policy, (e) obtaining yearly confirmations of independence from the external auditors, (f) monitoring audit partner rotation requirements, (g) monitoring the twelve-month “cooling off” period when hiring members of the audit engagement team in a financial reporting oversight role, (h) reviewing the appropriateness of required audit fee disclosure, (i) interpreting the policy in the event that its application is unclear, and (j) approving all auditor mandates or pre-approving envelopes for specific services.

Under the Auditor Independence Policy, the Committee has the ultimate responsibility to assert the independence of CGI’s external auditors.

Fees Billed by the External Auditors

During the years ended September 30, 2012 and September 30, 2011, CGI’s external auditors billed the following fees for their services:

Service retained	Fees billed
	2012	2011
Audit fees	$7,219,323	$3,269,836
Audit related fees(a)	$815,130	$1,471,952
Tax fees(b)	$621,190	$245,006
All other fees(c)	$50,085	$6,736

Total fees billed	$8,705,728	$4,993,530

(a)

The audit related fees billed by the external auditors for the year ended September 30, 2012 were in relation to service organization control procedures audits and assistance, International Financial Reporting Standards transition assistance, information technology assistance and advisory services, and 401(k) and special audits. Those billed for the year ended September 30, 2011 were in relation to service organization control procedures audits and assistance, International Financial Reporting Standards transition assistance, assistance in mergers and acquisitions matters, information technology assistance and advisory services, and 401(k) and special audits.

(b)	The tax fees billed by the external auditors for the years ended September 30, 2012 and 2011 were in relation to tax compliance and advisory services. 2012 also includes human capital services.
(c)	The other fees billed by the external auditors for the years ended September 30, 2012 and 2011 were in relation to government contract compliance services, and other advisory services.

Related Party Transactions

The Committee is responsible under its charter for reviewing and making recommendations to the Board of Directors in relation to any transaction in which a director or a member of senior management has an interest. To the extent that it is necessary to do so, the Committee may retain outside advisors to assist it in reviewing related party transactions.

For more important transactions, the Board of Directors generally establishes an ad hoc committee made up entirely of independent directors that is mandated to review the transaction and to make a recommendation to the Board of Directors. Such committee may retain independent legal and accounting advisors to assist in reviewing the transaction.

Whether it is the Committee or an ad hoc committee, the committee mandated with reviewing the transaction tables its report with the Board of Directors and it is the Board of Directors that has the responsibility of approving the transaction if it determines that it is appropriate to do so.

OTHER BUSINESS TO BE TRANSACTED AT THE ANNUAL GENERAL MEETING

Management of the Company is not aware of any matter to be submitted at the Meeting other than the matters set forth in the Notice of Meeting. Every proxy given to any person in the form of proxy that accompanied this Management Proxy Circular will confer discretionary authority with respect to amendments or variations to the items of business identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting.

ADDITIONAL INFORMATION

The Company will provide to any person, upon request to the Corporate Secretary, a copy of this Management Proxy Circular, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Management Proxy Circular.

Additional financial and other information relating to the Company is included in its 2012 audited annual and unaudited quarterly financial statements, annual and quarterly Management’s Discussion and Analysis of Financial Position and Results of Operations and other continuous disclosure documents which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For additional copies of this Management Proxy Circular, for a copy of the Company’s Notice of Intention in relation to its Normal Course Issuer Bid, or other financial information, please contact Investor Relations by sending an e-mail to ir@cgi.com, by visiting the Investors section on the Company’s Web site at www.cgi.com or by contacting us by mail or telephone:

Investor Relations

CGI Group Inc.

1350 René-Lévesque Blvd. West

15th Floor

Montreal, Quebec

H3G 1T4

Canada

Tel.: (514) 841-3200

APPROVAL BY THE DIRECTORS

The Board of Directors of the Company has approved the content and the delivery of this Management Proxy Circular.

Serge Godin

Founder and Executive

Chairman of the Board

APPENDIX A

Stock Options and Share-Based Awards Held by Named Executive Officers

The following table shows all outstanding stock options and share-based awards held by the Named Executive Officers as at September 30, 2012.

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(a) (#)	Market or payout value of share- based awards that have not vested(b)(c) ($)	Market Payout value of vested share- based awards not paid out or distributed ($)
Serge Godin Founder and Executive Chairman of the Board
	275,730	8.50	October 1, 2014	4,935,567
	250,000	8.55	October 21, 2015	4,462,500
	400,000	7.72	November 20, 2016	7,472,000
	312,500	11.39	October 1, 2017	4,690,625
	468,750	9.31	October 1, 2018	8,010,938
	468,750	12.54	September 30, 2019	6,496,875
	461,505	15.49	September 30, 2020	5,035,020
					309,907	8,181,545

Total:				41,103,524	309,907	8,181,545

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(a) (#)	Market or payout value of share- based awards that have not vested(b)(c) ($)	Market Payout value of vested share- based awards not paid out or distributed ($)
André Imbeau Founder, Vice-Chairman of the Board and Corporate Secretary
	500	8.55	October 21, 2015	8,925
	150,000	7.72	November 20, 2016	2,802,000
	125,000	11.39	October 1, 2017	1,876,250
	140,625	9.31	October 1, 2018	2,403,281
	140,625	12.54	September 30, 2019	1,949,063
	107,553	15.49	September 30, 2020	1,173,403
					133,887	3,534,617

Total:				10,212,922	133,887	3,534,617

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(a) (#)	Market or payout value of share- based awards that have not vested(b)(c) ($)	Market Payout value of vested share- based awards not paid out or distributed ($)
Michael E. Roach, President and Chief Executive Officer
	437,500	11.39	October 1, 2017	6,566,875
	468,750	9.31	October 1, 2018	8,010,938
	515,625	12.54	September 30, 2019	7,146,563
	461,505	15.49	September 30, 2020	5,035,020	369,576	9,756,806

Total:				26,759,395	369,576	9,756,806

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(a) (#)	Market or payout value of share- based awards that have not vested(b)(c) ($)	Market Payout value of vested share- based awards not paid out or distributed ($)
R. David Anderson, Executive Vice-President and Chief Financial Officer
	74,200	7.72	November 20, 2016	1,386,056
	125,000	11.39	October 1, 2017	1,876,250
	156,250	9.31	October 1, 2018	2,670,313
	171,875	12.54	September 30, 2019	2,382,188
	188,188	15.49	September 30, 2020	2,053,131
					112,000	2,956,800

Total:				10,367,937	112,000	2,956,800

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(a) (#)	Market or payout value of share- based awards that have not vested(b)(c) ($)	Market Payout value of vested share- based awards not paid out or distributed ($)
George D. Schindler President, United States
	20,000	6.69	July 31, 2016	394,200
	75,000	11.39	October 1, 2017	1,125,750

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested(a) (#)	Market or payout value of share- based awards that have not vested(b)(c) ($)	Market Payout value of vested share- based awards not paid out or distributed ($)
	78,125	9.31	October 1, 2018	1,335,156
	78,125	12.54	September 30, 2019	1,082,813
	103,125	15.49	September 30, 2020	1,125,094
	200,000	19.71	September 30, 2021	1,338,000

			Total:	6,401,013

(a)	Shows stock options and share-based awards held as at the end of the fiscal year ended September 30, 2012.
(b)	Based on $26.40, the closing price of the Company’s Class A subordinate voting shares on the Toronto Stock Exchange on September 30, 2012.
(c)	Shows the market value for the aggregate number of PSUs held as at the end of the fiscal year ended September 30, 2012.

APPENDIX B

Stock Options and Share-Based Awards Held by Outside Directors

The following table shows all outstanding stock options held by the members of the Board of Directors who are not Named Executive Officers as at September 30, 2012 as well as the in-the-money-value of such stock options. The outside members of the Board of Directors are also eligible to receive DSUs. See the heading Stock Options and Deferred Stock Units Granted to Directors in the Management Proxy Circular earlier in this document. All DSUs are fully vested at the time of issuance.

The corresponding information for directors who are also Named Executive Officers may be found in Appendix A.

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market Payout value of vested share- based awards not paid out or distributed (b)(c) ($)
Claude Boivin
	2,500	11.39	October 1, 2017	37,525
	2,500	9.31	October 1, 2018	42,725
	632	10.85	April 24, 2019	9,828
	609	10.67	July 31, 2019	9,580
	2,500	12.54	September 30, 2019	34,650
	490	13.26	October 22, 2019	6,439
	449	14.48	January 28, 2020	5,352
	2,500	15.49	September 30, 2020	27,275
	973	19.28	January 27, 2021	6,928
	924	20.30	April 24, 2021	5,636
	914	20.51	July 28, 2021	5,383
	4,000	19.71	September 30, 2021	26,760
	972	19.30	October 20, 2021	6,901
	645	19.39	January 26, 2022	4,521
	587	21.31	April 19, 2022	2,988
	521	23.99	July 26, 2022	1,256
							264,686

Total:				233,747			264,686

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market Payout value of vested share- based awards not paid out or distributed (b)(c) ($)
Bernard Bourigeaud
	834	9.31	October 1, 2018	14,253
	834	9.31	October 1, 2018	14,253
	1,666	12.54	September 30, 2019	23,091
	2,500	15.49	September 30, 2020	27,275
	4,000	19.71	September 30, 2021	26,760

Total:				105,632

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market Payout value of vested share- based awards not paid out or distributed (b)(c) ($)
Jean Brassard
	4,000	7.81	October 1, 2013	74,360
	4,000	7.72	November 20, 2016	74,720
	2,500	11.39	October 1, 2017	37,525
	2,500	9.31	October 1, 2018	42,725
	2,500	12.54	September 30, 2019	34,650
	2,500	15.49	September 30, 2020	27,275
	1,997	19.28	January 27, 2021	14,219
	1,897	20.30	April 24, 2021	11,572
	1,877	20.51	July 28, 2021	11,056
	4,000	19.71	September 30, 2021	26,760
	1,995	19.30	October 20, 2021	14,165
	1,986	19.39	January 26, 2022	13,922
	1,807	21.31	April 19, 2022	9,198
	1,605	23.99	July 26, 2022	3,868
							173,738

Total:				396,013			173,738

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market Payout value of vested share- based awards not paid out or distributed (b)(c) ($)
Robert Chevrier
	1,756	7.69	January 21, 2015	32,855
	964	7.00	April 29, 2015	18,702
	922	7.32	July 8, 2015	17,592
	808	8.35	October 14, 2015	14,584
	4,000	8.55	October 21, 2015	71,400
	771	9.40	January 20, 2016	13,107
	4,000	7.72	November 20, 2016	74,720
	1,062	10.36	April 13, 2017	17,034
	932	11.80	July 20, 2017	13,607
	2,500	11.39	October 1, 2017	37,525
	1,024	10.74	October 26, 2017	16,036
	1,095	10.05	February 1, 2018	17,903
	1,143	11.64	April 11, 2018	16,871
	1,353	10.90	August 1, 2018	20,972
	2,500	9.31	October 1, 2018	42,725
	1,630	9.05	October 24, 2018	28,281
	1,706	10.11	January 30, 2019	27,791
	3,376	10.85	April 24, 2019	52,497
	3,573	10.67	July 31, 2019	56,203
	2,500	12.54	September 30, 2019	34,650
	2,903	13.26	October 22, 2019	38,145
	2,659	14.48	January 28, 2020	31,695
	2,099	15.51	April 22, 2020	22,858
	2,033	14.76	July 29, 2020	23,664
	2,500	15.49	September 30, 2020	27,275
	1,880	15.96	October 21, 2021	19,627
	2,204	19.28	January 27, 2021	15,692
	2,094	20.30	April 24, 2021	12,773
	2,072	20.51	July 28, 2021	12,204
	4,000	19.71	September 30, 2021	26,760
	2,202	19.30	October 20, 2021	15,634
	2,192	19.39	January 26, 2022	15,366
	1,994	21.31	April 19, 2022	10,149
	1,772	23.99	July 26, 2022	4,271
							728,086

Total:				901,169			728,086

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market Payout value of vested share- based awards not paid out or distributed (b)(c) ($)
Dominic D’Alessandro
	2,500	14.69	January 26, 2020	29,275
	1,192	15.51	April 22, 2020	12,981
	1,762	14.76	July 29, 2020	20,510
	2,500	15.49	September 30, 2020	27,275
	1,629	15.96	October 21, 2020	17,007
	1,997	19.28	January 27, 2021	14,219
	1,897	20.30	April 24, 2021	11,572
	1,877	20.51	July 28, 2021	11,056
	4,000	19.71	September 30, 2021	26,760
	1,995	19.30	October 20, 2021	14,165
	1,986	19.39	January 26, 2022	13,922
	1,807	21.31	April 19, 2022	9,198
	1,605	23.99	July 26, 2022	3,868
							234,221

Total:				211,805			234,221

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market Payout value of vested share- based awards not paid out or distributed (b)(c) ($)
Thomas P. D’Aquino
	1,728	7.10	July 7, 2016	33,350
	1,731	7.80	October 13, 2016	32,197
	4,000	7.72	November 20, 2016	74,720
	2,545	8.25	January 19, 2017	46,192
	2,027	10.36	April 13, 2017	32,513
	1,780	11.80	July 20, 2017	25,988
	2,500	11.39	October 1, 2017	37,525
	1,955	10.74	October 26, 2017	30,615
	2,090	10.05	February 1, 2018	34,172
	1,804	11.64	April 11, 2018	26,627
	1,927	10.90	August 1, 2018	29,869
	2,500	9.31	October 1, 2018	42,725
	2,320	9.05	October 24, 2018	40,252
	2,572	10.11	January 30, 2019	41,898
	2,396	10.85	April 24, 2019	37,258
	2,437	10.67	July 31, 2019	38,334

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market Payout value of vested share- based awards not paid out or distributed (b)(c) ($)
	2,500	12.54	September 30, 2019	34,650
	1,961	13.26	October 22, 2019	25,768
	1,796	14.48	January 28, 2020	21,408
	2,020	15.51	April 22, 2020	21,998
	2,270	14.76	July 29, 2020	26,423
	2,500	15.49	September 30, 2020	27,275
	2,099	15.96	October 21, 2021	21,914
	2,386	19.28	January 27, 2021	16,988
	2,408	20.30	April 24, 2021	14,689
	2,438	20.51	July 28, 2021	14,360
	4,000	19.71	September 30, 2021	26,760
	2,591	19.30	October 20, 2021	18,396
	2,579	19.39	January 26, 2022	18,079
	2,223	21.31	April 19, 2022	11,315
	1,917	23.99	July 26, 2022	4,620
							729,590

Total:				908,876			729,590

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market Payout value of vested share- based awards not paid out or distributed (b)(c) ($)
Paule Doré
	2,500	12.54	September 30, 2019	34,650
	2,500	15.49	September 30, 2020	27,275
	648	19.28	January 27, 2021	4,614
	616	20.30	April 24, 2021	3,758
	609	20.51	July 28, 2021	3,587
	4,000	19.71	September 30, 2021	26,760
	648	19.30	October 20, 2021	4,601
	645	19.39	January 26, 2022	4,521
	587	21.31	April 19, 2022	2,988
	521	23.99	July 26, 2022	1,256
							56,390

Total:				114,009			56,390

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market Payout value of vested share- based awards not paid out or distributed (b)(c) ($)
Richard B. Evans
	2,500	12.54	September 30, 2019	34,650
	2,500	12.54	September 30, 2019	34,650
	44	13.26	October 22, 2019	578
	1,796	14.48	January 28, 2020	21,408
	1,676	15.51	April 22, 2020	18,252
	1,762	14.76	July 29, 2020	20,510
	2,500	15.49	September 30, 2020	27,275
	1,629	15.96	October 21, 2021	17,007
	1,997	19.28	January 27, 2021	14,219
	1,825	20.30	April 24, 2021	11,133
	1,779	20.51	July 28, 2021	10,478
	4,000	19.71	September 30, 2021	26,760
	2,024	19.30	October 20, 2021	14,370
	2,034	19.39	January 26, 2022	14,258
	1,798	21.31	April 19, 2022	9,152
	1,629	23.99	July 26, 2022	3,926
							263,894

Total:				278,625			263,894

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market Payout value of vested share- based awards not paid out or distributed (b)(c) ($)
Gilles Labbé
	2,500	14.69	January 26, 2020	29,275
	596	15.51	April 22, 2020	6,490
	881	14.76	July 29, 2020	10,255
	2,500	15.49	September 30, 2020	27,275
	815	15.96	October 21, 2020	8,509
	1,349	19.28	January 27, 2021	9,605
	1,281	20.30	April 24, 2021	7,814
	1,268	20.51	July 28, 2021	7,469
	4,000	19.71	September 30, 2021	26,760
	1,347	19.30	October 20, 2021	9,564
	1,315	19.39	January 26, 2022	9,218
	1,278	21.31	April 19, 2022	6,505
	1,172	23.99	July 26, 2022	2,825
							149,160

Total:				161,563			149,160

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market Payout value of vested share- based awards not paid out or distributed (b)(c) ($)
Eileen A. Mercier
	608	6.98	February 21, 2013	11,807
	622	7.23	May 16, 2013	11,924
	576	7.80	August 8, 2013	10,714
	4,000	7.81	October 1, 2013	74,360
	578	7.78	October 17, 2013	10,762
	521	8.64	February 6, 2014	9,253
	574	8.70	April 16, 2014	10,160
	561	8.91	July 23, 2014	9,812
	4,000	8.50	October 1, 2014	71,600
	685	8.02	October 15, 2014	12,590
	1,040	7.69	January 21, 2015	19,458
	1,143	7.00	April 29, 2015	22,174
	1,093	7.32	July 8, 2015	20,854
	958	8.35	October 14, 2015	17,292
	4,000	8.55	October 21, 2015	71,400
	904	9.40	January 20, 2016	15,368
	979	8.17	April 17, 2016	17,847
	1,127	7.10	July 7, 2016	21,751
	1,026	7.80	October 13, 2016	19,084
	4,000	7.72	November 20, 2016	74,720
	1,591	8.25	January 19, 2017	28,877
	1,267	10.36	April 13, 2017	20,323
	1,112	11.80	July 20, 2017	16,235
	2,500	11.39	October 1, 2017	37,525
	1,222	10.74	October 26, 2017	19,137
	1,306	10.05	February 1, 2018	21,353
	1,128	11.64	April 11, 2018	16,649
	1,204	10.90	August 1, 2018	18,662

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market Payout value of vested share- based awards not paid out or distributed (b)(c) ($)
	2,500	9.31	October 1, 2018	42,725
	1,450	9.05	October 24, 2018	25,158
	1,546	10.11	January 30, 2019	25,184
	1,440	10.85	April 24, 2019	22,392
	1,464	10.67	July 31, 2019	23,029
	2,500	12.54	September 30, 2019	34,650
	1,178	13.26	October 22, 2019	15,479
	1,079	14.48	January 27, 2020	12,862
	1,007	15.51	April 22, 2020	10,966
	1,059	14.76	July 29, 2020	12,327
	2,500	15.49	September 30, 2020	27,275
	979	15.96	October 21, 2021	10,221
	1,459	19.28	January 27, 2021	10,388
	1,385	20.30	April 24, 2021	8,449
	1,371	20.51	July 28, 2021	8,075
	4,000	19.71	September 30, 2021	26,760
	1,457	19.30	October 20, 2021	10,345
	967	19.39	January 26, 2022	6,779
	880	21.31	April 19, 2022	4,479
	782	23.99	July 26, 2022	1,885
							603,425

Total:				1,051,117			603,425

	Option-based Awards				Share-based Awards
Name and title	Number of securities underlying unexercised options(a) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(b) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market Payout value of vested share- based awards not paid out or distributed (b)(c) ($)
Donna S. Morea
	48,750	8.55	December 31, 2014	870,188
	125,000	11.39	December 31, 2014	1,876,250
	171,875	12.54	December 31, 2014	2,382,188
	203,125	15.49	December 31, 2014	2,216,094
	4,000	20.25	January 31, 2022	24,600
	1,155	21.31	April 19, 2022	5,879
	1,587	23.99	July 26, 2022	3,825
							36,168

Total:				7,379,022			36,168

(a)	Shows stock options held as at the end of the fiscal year ended September 30, 2012.
(b)	Based on $26.40, the closing price of the Company’s Class A subordinate voting shares on the Toronto Stock Exchange on September 30, 2012.
(c)	Shows the aggregate payout value of DSUs held as at the end of the fiscal year ended September 30, 2012.